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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  FORM 10-SB/A

                                 AMENDMENT NO. 2


                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS

       UNDER SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934


                                CDKNET.COM, INC.

        (Exact name of small business issuer as specified in its charter)


             DELAWARE                                22-3586087
             --------                                ----------

  (State or other jurisdiction of                 (I.R.S. Employer
   incorporation or organization)                Identification No.)

                          595 Stewart Avenue, Suite 710
                             Garden City, N.Y. 11530
                                 (516) 222-2345
                                 WWW.CDKNET.COM

                          (Address, including zip code,
                   telephone number, including area code, and
                          web address of the principal
                      executive offices of the registrant)


Securities to be registered pursuant to Section 12(b) of the Act: NONE

Securities to be registered pursuant to Section 12(g) of the Act: Common Stock, par value $.0001

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                                TABLE OF CONTENTS

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

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PART 1

                                                                                                      PAGE
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ITEM 1.    DESCRIPTION OF BUSINESS AND SPECIAL RISK FACTORS..........................................   1
ITEM 2.    MANAGEMENT'S DISCUSSION AND ANALYSIS .....................................................  13
ITEM 3.    DESCRIPTION OF PROPERTY...................................................................  18
ITEM 4.    SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
               OWNERS AND MANAGEMENT.................................................................  18
ITEM 5.    DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
               CONTROL PERSONS.......................................................................  22
ITEM 6.    EXECUTIVE COMPENSATION....................................................................  25
ITEM 7.    CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................................  28
ITEM 8.    DESCRIPTION OF SECURITIES.................................................................  29


PART II

ITEM 1.    MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S
               COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.........................................  30
ITEM 2.    LEGAL PROCEEDINGS.........................................................................  31
ITEM 3.    CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS.............................................  31
ITEM 4.    RECENT SALES OF UNREGISTERED SECURITIES...................................................  31
ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS.................................................  33


PART F/S

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA...........................................................  34


PART III

ITEM 1.   INDEX TO EXHIBITS .......................................................................... 35

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                              CAUTIONARY STATEMENT

All statements, trends, analyses and other information contained in this Form 10-SB Registration Statement relative to trends in net sales, gross margin, anticipated expense levels and liquidity and capital resources, as well as other statements, including, but not limited to, words such as "anticipate," "believe," "plan," "intend," "expect," and other similar expressions constitute forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Potential risks and uncertainties include those set forth below in "Item 1. Description of Business and Special Risk Factors." Particular attention should be paid to the cautionary statements involving the Company's limited operating history, the unpredictability of its future revenues, the unpredictable and evolving nature of its business model, the intensely competitive online commerce industry and the risks associated with capacity constraints, systems development, management of growth and business expansion, as well as other factors described below.

RISK FACTORS - SPECIAL CONSIDERATIONS

We have described several risk factors which we believe are significant and should be given careful consideration by you when you evaluate CDKNET.COM, INC. We consider each of these risks to be specific to us, although some are industry or sector related issues which could also impact other businesses in our market sector. In our case and in addition to the risks just referred to, there are two related risks to which we wish to draw your attention specifically:

         - Our independent certified public accountants have added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that raise substantial doubt about our ability to continue as a going concern.

         -        We need significant additional financing.

If we are unable to obtain significant additional financing or otherwise fund our operations, we will likely have to file for bankruptcy. (See "Special Risk Factors -- Our ability to continue operations is in question" and "-- Our financial condition is highly uncertain and we need to obtain significant additional financing to avoid bankruptcy.")

ITEM 1.  DESCRIPTION OF BUSINESS AND SPECIAL RISK FACTORS

1.    GENERAL

CDKNET.COM, INC. ("CDK" and, collectively with its subsidiaries, the "Company") is a New York-based Internet company that has developed a multimedia technology, CDK-TM-, integrating audio, video and Internet connectivity on a standard compact disc ("CD"). The Company's MixFactory-TM- system, an extension of the core CDK-TM- technology, enables users to create their own personalized CDs from a Website. These custom CDs include full-screen, high-quality videos, digital audio, software applications and targeted Web links. The Company's unaudited


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financial statements for the period July 1, 1999 to September 30, 1999, reflect
$23,663 in net revenues. The Company generated $474,344 in net revenues in the year ended June 30, 1999. $317,810 of such revenues from CDK-TM- technology came from two customers, one of which accounted for approximately $241,915. The Company intends to establish three principal revenue streams: (1) sale of custom CDs, (2) sale of Web links and Web advertising, and (3) development and use fees. The Company is currently capable of providing services in each of these areas.

The Company requires substantial additional working capital to expand production capabilities for CDK-TM- and MixFactory-TM-, expand business development efforts and implement marketing programs. (See "Special Risk Factors -- Our ability to continue operations is in question" and "-- Our financial condition is highly uncertain and we need to obtain significant additional financing to avoid bankruptcy.")

As of November 12, 1999, the Company had 17,006,157 shares of common stock issued and outstanding. Of these shares, 2,191,602 shares are restricted stock owned by certain directors and key employees of the Company. The remaining 14,814,555 shares are owned by approximately 79 shareholders, 7 of whom the Company believes holds more than five percent (5%) ownership of the Company. (See "Item 4. Security Ownership of Certain Beneficial Owners and Management").

On October 7, 1999, the Company's stock was delisted from the National Association of Securities Dealers ("NASD") Over-the-Counter Bulletin Board ("OTCBB"). The Company's common stock is currently being traded on the so-called "Pink Sheets" under the symbol "CDKX." (See "Special Risk Factors -- Our shares will be traded on the so-called Pink Sheets.")

2.    COMPANY HISTORY

CDKNET.COM, INC. ("CDK" and, collectively with its subsidiaries, the "Company") is a holding company formed under the laws of the State of Delaware with its executive offices located at 595 Stewart Avenue, Suite 710, Garden City, New York 11530. CDK operates its business through CDKnet, LLC, the Company's wholly owned subsidiary, which is a New York limited liability company ("CDKnet"). The Company's manufacturing, research and development is conducted out of CDKnet's office located at 250 West 57th Street, Suite 1101, New York, New York 10019. The Company's offices may be contacted by telephone at 212-547-6050 or on its website at: WWW.CDKNET.COM.

Prior to December 16, 1998, CDK was known as Technology Horizons Corp., a Delaware corporation ("Technology Horizons"), which was formed on May 7, 1998. CDK began trading on the OTCBB on May 21, 1998, under the symbol "THCX." On May 21, 1998, CDK merged with International Pizza Group, Inc. ("IPGI"), a Florida corporation that was inactive but had its common stock traded on the OTCBB under the symbol "IPZZ." As a result of the merger, CDK acquired the net assets of IPGI.

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Creative Technology, LLC ("Creative") is a limited liability corporation organized under the laws of the State of New York on August 20, 1997, and in November, 1997 acquired a 40% interest and voting control in CDKnet in exchange for capital contributions of approximately $750,000 and subordinated loans of $750,000. Subsequently, Creative's interest in CDKnet was increased to 51.5% though a combination of conversion of additional loans to CDKnet and a reduction of the interest of Kelly Music and Entertainment Corp., a Delaware Corporation founded in 1995 ("KME"), in CDKnet resulting from the reduction of loans receivable from KME for a reduction in their interest in CDKnet. On May 21, 1998, CDK acquired all of the membership interests in Creative in exchange for six million shares of Technology Horizons' stock.

On November 11, 1997, KME contributed all of the intellectual property which forms the core of the Company's products and certain other assets to CDKnet in exchange for a 40% member interest in CDKnet. Alvin Pock and Robert Kelly, both principals of KME, contributed certain collateralized notes of KME for an aggregate of 20% of the membership interests in CDKnet. Subsequently, Alvin Pock's and Robert Kelly's interests were increased to an aggregate of 22.35% through a combination of additional contributions as well as the conversion of addition loans to CDKnet. On June 3, 1998, CDK acquired an additional 22.35% interest in CDKnet from Messrs. Pock and Kelly for 1,300,363 shares of CDK's common stock, bringing its ownership in CDKnet to approximately 74%. On July 8, 1998, CDK acquired the balance of the ownership interests of CDKnet from KME in exchange for 1,883,635 shares of CDK's common stock.

On December 16, 1998, Technology Horizons changed its name to CDKNET.COM, INC. and, on December 18, 1998, began trading on the OTCBB under the symbol "CDKX".

No other material organizational changes occurred in the Company, nor were there any additional acquisitions or mergers, after December 1998.

3.    INDUSTRY

         A.       OVERVIEW

Internet usage has increased dramatically in the last decade. As a result, many new personal and commercial applications have been developed for Internet users and, increasingly, consumers are conducting business through Internet applications. The Company believes that web-connected multimedia CDs will be one of the next significant applications of the Internet. Web-connected, Multimedia CDs contain audio, video and HTML all navigable by a standard web browser. The Company's CDK-TM- technology forms the foundation multimedia for CD-ROM authoring, production, and custom online compilations.

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The Company believes there is strong market potential for CDK-TM- technology across various industries. Target industries include:

         --   Entertainment (music, movies, TV)    --   Toys/Games
         --   Travel & Tourism                     --   Fashion
         --   Professional Sports                  --   Food/Cooking
         --   Financial Services                   --   Automotive
         --   Education                            --   HealthCare

The premiere companies in each of these industry categories have fully developed Websites with significant user traffic, lending themselves as prime candidates for the MixFactory-TM- operation. The Company believes that the industry will become more competitive. The Company's inability to compete in the market will have a material affect on its business operations.

         B.       COMPETITION

While other companies have the potential to develop web-based, multi-session, custom multimedia CDs, the Company believes that none offer the economic, development or quality advantages of the Company's CDK-TM- and MixFactory-TM-technology. The Company believes that there are six main companies currently offering custom audio CD development. These companies are Musicmaker.com, Customdisc.com, CDUCTIVE, Amplified.com, K-Tel.com, and EZCD.com. However, the Company believes that none of these companies offers custom multi-session CD development. In an effort to further secure a strong position in the marketplace, CDKnet has submitted patent requests for certain aspects of the Company's technology. Finally, the Company believes that other companies, including established Internet companies, software companies and companies in the entertainment business could enter this business and become competitors.

4.    PRODUCTS AND SERVICES

         A.       PRODUCTS AND SERVICES

The Company has developed and is marketing the following products and services:

         CDK-TM- TECHNOLOGY

CDK-TM- technology combines CD digital audio, full-motion, full-screen video and web linking through a browser interface. The CDK-TM- HTML authoring system is used by CDKnet to produce custom HTML interface pages for specific clients in about a day. The Company has proprietary techniques for creating fullmotion, fullscreen video playback from CD-ROM with low-PC minimum system requirements (PC-Side: Pentium 166 mmx, MAC-Side: Macintosh G3).

CDK-TM- has been engineered to offer compatibility with the majority of CD-ROM drives on the market. The Company believes that it has achieved a high level of reliability, as evidenced by

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extensive testing and major CDK-TM- releases, and the Company believes this reliability will provide a major competitive advantage over other multisession CDs in the market. Additionally, the CDK-TM- system is engineered for mass-production. The integration of the complete file structure of the CDK-TM-is automated. Audio, video and HTML assets can be placed in the production template for quick development turn-around time.

         MIXFACTORY-TM- CUSTOM MANUFACTURING

MixFactory-TM- is a custom, multi-session CD manufacturing system built upon CDK-TM- technology. The entire system is automated so that little human intervention is required for the custom manufacturing process. Based on the Company's review of current custom-CD operations in the marketplace, the Company believes that MixFactory-TM- is a unique system.

To create a custom CD, a user visits a Website and selects a compilation of audio, video, or other content titles. Titles are browsed and/or searched and audio/video clips are previewed through an easy to use interface. After selecting the compilation, the user personalizes the disc by selecting artwork for the disc label, cover and HTML interface.

The MixFactory-TM- system allows multimedia content providers to offer their assets on a customized basis, either as promotional content or as full retail products. For example, a visitor to the CollegeMusic.com Website will be presented with a MixFactory-TM- link that will enable the user to develop a custom CD consisting of available site content. This content will include video and audio tracks of live music performances from major nightclubs across the United States.

The Company plans to form agreements with multiple content providers. The Company expects to leverage the planned MixFactory.com-TM- Website to serve as a portal to digital entertainment content. Initially, MixFactory.com-TM-is expected to serve as a point of content distribution for independent music artists and labels with links to other MixFactory-TM- sites. Ultimately, the Company expects the site will have extensive search and browse capability that will guide the user to a wide range of digital entertainment Websites and content. The Company also plans that the portal will provide a custom-CD burning service for users who want to download digital content but do not have the bandwidth and equipment to download and burn their own CD at home.

The Company believes some of the specific benefits of the MixFactory-TM- model to the content provider include:

     - a new marketing platform for goods and services that drives Web traffic and provides valuable customer information from both buyers and non-buyers
     - the opportunity to leverage marketable inventory that was previously "dormant"
     -    attractive operating efficiencies (e.g., no added inventory costs)
     -    targeted mailing lists
     -    new advertising revenue opportunity on customized CDs
     - return hits to the content provider's Website direct from the customized CD
     -    cross-promotion from the MixFactory.com-TM- Website

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Additional possible sources of income for the Company from the MixFactory-TM-
operation include advertising revenues from the MixFactory.com-TM- Website and possible revenue sharing from advertising on the Company's partners' MixFactory-TM- sites. The Company also plans to charge content providers a nominal fee for digitizing audio and video assets above a specified level.

The MixFactory-TM- operation is designed to be a complete end-to-end E-commerce solution, including production, payment processing and fulfillment. Once the user confirms the content selections and completes a credit card transaction, the selected titles are queued from storage to a Compact Disc Recordable ("CD-R") burning workstation. The customer's tracks are formatted into a Red Book audio session along with an iso9660 session and transferred together to the CD-R (disc). The automated workstation transfers the complete CD-R to the CD printer where the user-selected label is printed onto the surface of the CD-R.

In parallel with the transfer of the tracks to the CD-R, the custom packaging materials are printed. That is, as soon as the job is queued for burning, the printed job is also queued to the printer. Packing and shipping of the finished product is currently the only manually operated step in the process. The Company is currently investigating equipment that will automate the packing process.

         MIXFACTORY.COM-TM- PORTAL SITE

The Company expects MixFactory.com-TM- to serve as a Web portal for digital multimedia content, including music, movies, and game demos. The Company plans to design the site so that consumers will be able to search and browse for content, select items to include on their custom CD and purchase the CD. Once the CD is received, the consumer will be able to view the information on the CD via his or her personal computer and link back to related web pages through targeted links included on the CD.

The Company believes the main consumer advantage derived from the MixFactory-TM-portal site is the ability to receive high-quality, high-bandwidth digital assets without waiting hours for the files to download. The content provider may also derive advantages from the MixFactory-TM- site including, possibly, a new distribution channel, a reliable consumer database/mailing list, as well as return hits to the content provider's website.

The Company believes that from a technical standpoint, the custom-burning service that MixFactory.com-TM- plans to provide is a unique application. The ability to select files (from various Websites) to include on a custom CD, send that information to the MixFactory-TM- server and then have a custom CD created and shipped is a service that, to the Company's knowledge, does not currently exist on the Internet.

         B.       RESEARCH & DEVELOPMENT

Through the fiscal year ending June 30, 1999, the Company expended $343,000 on research and development of its products and services. Since July 1, 1999, the Company has expended approximately
                                     -6-

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$108,000 on research and development. The Company anticipates that its research and development costs will increase during fiscal 2000.

Among the Company's various activities, it is transitioning to a Unix-based manufacturing system and is developing products and services which will deliver customized and client specific information to customers. The Company is continuing development of both the newly released CDK 2.0 technology as well as MixFactory-TM-, the Company's customized multimedia CD system.

Additionally, CDKnet is currently in the process of developing a software based communication module enabling marketers to develop true one-to-one relationships with consumers. The Company will distribute the module through Web-connected multimedia CDs.

During fiscal 1999 and through September 30, 1999, the Company continued to enhance the value of its product/service offerings through ongoing research and development efforts. Specifically, the Company is engaged in the following internal projects:

     - An enhanced version of CDK-TM- (1.5) that is Macintosh compatible. This version was released on June 10, 1999.

     - Development of the next generation of CDK-TM- software. The 2.0 version feature list includes Macintosh compatibility, a reduced installation set as well as improved video performance. This version was released on August 9, 1999.

     - Efforts are underway to integrate DVD manufacturing capability into the MixFactory-TM- system. This effort includes DVD-R writer to the robotic manufacturing system and the integration of DVD authoring tools into the MixFactory-TM- system.

Recognizing that high-speed Internet access will ultimately become available to a wider audience, the Company is evaluating other opportunities to take advantage of this technology.

5.    SALES AND MARKETING

         A.    STRATEGY

The Company's business model is based on three revenue streams. The first revenue stream is the sale of custom CDs to consumers through MixFactory.com-TM- and MixFactory-TM- partner sites. The Company plans to make MixFactory-TM- technology available to content providers enabling them to promote or sell their wares on a customized basis. In exchange for a per disc manufacturing fee, the content provider receives the right to utilize the Mix Factory-TM- services on their website(s). This scenario also includes Company-licensed content that is then sold through a Company-owned Website.

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The second revenue stream is the sale of Web links and Web advertising on
MixFactory.com-TM- and MixFactory-TM- partner sites. Digitization fees associated with preparation of partner content is expected to add to these proceeds.

The third and final revenue stream is expected to be derived from development and use fees for client-specific CDK-TM-s. Companies using the technology for promotional purposes are charged a per-disc fee based on the total quantity replicated.

The Company believes that the combination of custom-CD sales, Web advertising revenue and client-specific CDK-TM- development fees provides a powerful, yet diverse, revenue engine for the Company.

         B.    PLAN OF OPERATION

Effective August 1, 1999, the Company hired Tom Ross as President of the Entertainment Group. Mr. Ross will head the Company's planned office in Los Angeles, California which will focus on business development within the entertainment industry. The Company's operational plan for fiscal 2000 also includes: (1) moving custom, multimedia CD operations (i.e., MixFactory-TM-) to a higher volume, lower rent production environment; (2) forming strategic alliances with a digital video services company to meet increasing demand for these services; and (3) signing up MixFactory-TM- partner sites across various industries.

The Company plans to raise additional financing to fund its operations through private placements of equity securities. The Company needs to raise such financing to continue its operations. If the Company is not successful, the Company may have to seek protection of the bankruptcy courts. (See "Special Risk Factors -- Our ability to continue operations is in question" and "-- Our financial condition is highly uncertain and we need to obtain significant additional financing to avoid bankruptcy.")

6.       INTELLECTUAL PROPERTY RIGHTS

The Company relies on copyrights, trademarks, trade secret laws and contractual restrictions to establish and protect its proprietary rights in its services and products. The Company does not have any patented technology at this time that would limit competitors from entering the Company's market. However, the Company has a patent pending for the basic CDK-TM- technology. The patent application covers the format of a multisession, digital encoded recording medium navigable by an Internet browser.

The Company's intellectual property counsel informed the Company that this patent application should be allowed soon. The intellectual property counsel has filed a continuation application to separate the earlier rejected claims into a new application, leaving the new claims in the parent application. A notice of allowance from the examiner is expected soon.

No assurance can be given that a patent will issue or that if a patent does issue that it will be broad enough to provide significant protection to the Company. Management of the Company

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believes that the steps taken by the Company to protect its intellectual property are consistent with industry standards for online, custom CD companies today.

The Company also relies on third-party software licenses, such as Microsoft Development Network (MSDN), which provides software development tools. All employees and contractors are required to and have entered into confidentiality and invention assignment agreements. Suppliers, distributors and certain customers are also required to enter into confidentiality agreements.

To date, the Company has received no notification that its services or products infringe the proprietary rights of third parties. Third parties could however make such claims of infringement in the future. Any future claims that do occur may have a material adverse affect on the Company and its business.

7.       EMPLOYEES

As of September 30, 1999, the Company had 13 full-time and 1 part-time employees. While sourcing and recruiting appropriate technical personnel is often difficult and competitive, the Company expects that its need to recruit additional personnel in the future will not negatively affect its operations. Management believes that its employee relations are good, and none of the Company's employees are represented by a collective bargaining unit.

8.     SPECIAL RISK FACTORS

Investors should carefully consider the following information which outlines special market and other risk factors affecting the industry and the Company.

OUR ABILITY TO CONTINUE OPERATIONS IS IN QUESTION. Our history of operating losses raises substantial doubt about our ability to continue operations. If we are unable to obtain significant additional financing or otherwise obtain working capital to fund our operations, we may be obliged to seek protection of the bankruptcy courts. In particular, our independent certified public accountants have added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and for the period October 1, 1997 (date of inception) to June 30, 1998, relating to factors that raise substantial doubt about our ability to continue as a going concern. The factors cited by them include the following:

         -        continued losses

         -        use of significant cash in operations

         -        lack of sufficient funds to execute our business plan

The Company's unaudited financial statement for the period July 1, 1999 to September 30, 1999 reflect $23,663 in net revenues.

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OUR FINANCIAL CONDITION IS HIGHLY UNCERTAIN AND WE NEED TO OBTAIN SIGNIFICANT
ADDITIONAL FINANCING TO AVOID BANKRUPTCY. As of the fiscal quarter ending September 30, 1999, our current assets were less than our current liabilities. Despite our continued ability to raise capital through debt and equity financing, we need to raise significant additional financing or otherwise obtain working capital to continue operations through the next year. If we do not continue to raise the necessary financing, we will probably have to seek the protection of the bankruptcy courts and holders of our common stock would stand to lose their entire investment.

DUE TO CHANGES IN OUR BUSINESS, OUR HISTORICAL FINANCIAL INFORMATION IS OF MATERIAL RELEVANCE. The ability of the Company to generate revenue and income is unproven, and changes in our business make an evaluation of our operating history difficult. Our Company must be considered in light of the risks, expenses and difficulties encountered by companies in the new and rapidly evolving market for online, custom CD technology and related enhanced services. To address these risks, among other things, we must market our services and build our brand names effectively, provide scalable, reliable and cost-effective services, continue to grow our infrastructure to accommodate additional customers and increased use of our products and services, expand its channels of distribution, continue to respond to competitive developments and retain and motivate qualified personnel.

WE NEED ADDITIONAL FINANCING IN ORDER TO CONTINUE OPERATIONS. The Company currently plans to meet its capital requirements primarily through the issuance of equity securities and, in the longer term, revenue from operations.

FUTURE SALES MAY HAVE A DILUTIVE EFFECT ON FUTURE SALES OF SECURITIES. Future sales of substantial amounts of our common stock in the public market could adversely affect the market price of the common stock and our stockholders could experience dilution in their stock ownership and in the value of their shares. Dilution is a reduction in the value of the holder's investment measured by the difference between the purchase price of the shares of the common stock and the net tangible book value of the shares after the purchase takes place. As of November 12, 1999, there were 17,006,157 shares of common stock outstanding of which 13,404,333 are restricted or affiliate shares ("Restricted Shares"). Those Restricted Shares will gradually be converted to free-trading shares, the sale of which could have a material adverse effect on the future market price of our common stock.

OUR SHARES WILL BE TRADED ON THE SO-CALLED "PINK SHEETS." Recently, the NASD imposed eligibility requirements, which were approved by the U.S. Securities and Exchange Commission ("SEC"), for listing on the OTCBB. As a result of these new eligibility requirements, we were required to register under the Securities Exchange Act of 1934 (the "Exchange Act") in order to maintain a listing on the OTCBB. The current phase-in schedule for the new eligibility requirements provides that we must have met these requirements on or before October 7, 1999, including filing and clearing a registration statement under the Exchange Act with the SEC. We did not meet this deadline and, as a result, were delisted on October 7, 1999. There continues to be a market for the Company's stock because the Company qualifies for an SEC exemption that allows it to automatically be quoted on the National Quotation Bureau's "Pink Sheets" until such

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time as the eligibility requirement for the OTCBB is met. Trading on the "Pink
Sheets" will result in a less liquid market for our stock than would exist on the OTCBB.

IF WE DO NOT ADAPT TO RAPID TECHNOLOGICAL CHANGE, OUR BUSINESS WILL BE ADVERSELY AFFECTED. Our success is highly dependent upon our ability to develop new and enhanced services, and related products that meet changing customer requirements. At present, our two main products -- CDK-TM- and MixFactory-TM- -- are both available and being sold to the public. Nonetheless, the market for our services is characterized by rapidly changing technology, evolving industry standards, emerging competition and frequent new and enhanced software, service and related product introductions. In addition, the software market is subject to rapid and substantial technological change. To remain successful, we must be responsive to new developments in hardware and semiconductor technology, operating systems, programming technology, and computer capabilities. In many instances, the new and enhanced services, products, and technologies are in the emerging stages of development and marketing, and are subject to the risks inherent in the development and marketing of new software, services, and products. We may not successfully identify new service opportunities, and develop and bring new and enhanced services and related products to market in a timely manner; there can be no assurance that any such services, products or technologies will develop or will be commercially successful, that we will benefit from such developments or that services, products, or technologies developed by others will not render our services, and related products noncompetitive or obsolete. If we are unable, for technological or other reasons, to develop and introduce new services and products in a timely manner in response to changing market conditions or customer requirements, or if new or enhanced software, services, and related products do not achieve a significant degree of market acceptance, our business, operating results, and financial condition would be materially adversely affected.

WE FACE INTENSE COMPETITION IN THE CD DEVELOPMENT MARKET. Portions of the online, custom CD market are becoming increasingly competitive. We expect in the coming years to face significant competition in all of its customer markets. Although companies have focused their efforts as multi-session CD development, we expect new companies will emerge and compete for the same customers. We expect competition to increase from both established and emerging companies and that such increased competition will result in reduced costs which could materially adversely affect our business, operating results, and financial condition. Moreover, our current and potential competitors, some of whom have significantly greater financial, technical, marketing, and other resources than the Company, may respond more quickly than we do to new or emerging technologies or could expand to compete directly against us. Accordingly, it is possible that current or potential competitors could rapidly acquire significant market share. There can be no assurance that we will be able to compete against current or future competitors successfully or that competitive pressures faced by us will not have a material adverse effect on our business, operating results, and financial condition.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES MAY AFFECT OUR BUSINESS. Only a small body of laws and regulations currently apply specifically to content of, access to, or commerce on, the Internet. It is possible that laws and regulations with respect to the Internet may be adopted by governments in any of the jurisdictions in which we can sell our products, covering issues such as user privacy, freedom of expression, pricing, characteristics and quality of products and services, taxation, advertising, intellectual property rights, information security and the convergence of traditional telecommunications services with Internet communications. The nature of future legislation and the manner in which it may be interpreted and enforced cannot be fully determined and, therefore, legislation could subject us and/or our customers to potential liability, which in turn could have a material adverse effect on our business, results of operations and financial condition. In addition, applicability to the Internet of existing laws governing issues such as property ownership, copyright and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Changes to such laws intended to address these issues could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of costs of litigation or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations and financial condition. In addition, because our services are available over the Internet virtually worldwide, and because we facilitate sales by our customers to end users located in multiple provinces, states and foreign countries, such jurisdictions may claim that we are required to qualify to do business as a foreign corporation in each such state/province or that we have a permanent establishment in each such foreign country. Our failure to qualify as a foreign corporation in a jurisdiction where we are required to do so could subject us to taxes and penalties for failure to qualify and could result in the inability to enforce contracts in such jurisdictions. Any new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect our business, results of operations and financial condition.

WE ARE DEPENDENT ON CERTAIN KEY PERSONNEL. Our success depends to a significant degree upon the continued contributions of CDKnet's key management, marketing, service and related product development and operational personnel, including its Chairman, Chief Executive Officer, Chief Financial Officer and Secretary, Steven
A. Horowitz; its President, Shai Bar-Lavi; its Executive Vice President of Entertainment, Michael W. Jolly; its Senior Vice President of Software Development and Chief Technical Officer, Keith A. Fredericks; its President of the Entertainment Group, Tom Ross; and its Executive Vice President and General Manager, Russell A. Kern. Our operations could be affected adversely if, for any reason, any of these officers ceased to be active in our management. We maintain proprietary nondisclosure and non-compete agreements with certain employees, contractors and collaborators/partners. We do not have key person life insurance policies on directors, executive officers or key employees. Competition for employees in the multimedia technology industry is intense, and there can be no assurance that we will be able to attract and retain enough qualified employees. If our business grows, it may become increasingly difficult to hire, train and assimilate the new employees needed. Our inability to retain and attract key employees could have a material adverse effect on our business, operating results, and financial condition.

WE MAY HAVE DIFFICULTY IN MANAGEMENT OF GROWTH. We may experience a period of rapid growth which could place a significant strain on its resources. Our ability to manage growth successfully will require us to continue to improve our operational, management and financial systems and controls as well as to expand our work force. A significant increase in our customer base would necessitate the hiring of a significant number of additional customer service care and technical support personnel as well as computer software developers and technicians, qualified candidates for which, at the present time, are in short supply. We must manage relationships with a growing number of third parties as we seek to complement our service offerings and increase its sales efforts. If our management is unable to manage growth effectively, hire needed personnel, expand and adapt our computer infrastructure or improve our operational, management, and financial systems and controls, our business, operating results, and financial condition could be materially adversely affected.

PRODUCT DEFECTS CAN ADVERSELY AFFECT OUR BUSINESS. The software products utilized by us could contain errors or "bugs" that could adversely affect the performance of services or damage a user's data. In addition, as we increase our share of the multisession CD market, software reliability and security demands will increase. Attempts to limit our potential liability for warranty claims through limitation-of-liability provisions in its customer agreements. There can be no assurance that the measures taken by us will prove effective in limiting our exposure to warranty claims. Despite the existence of various security precautions, our computer infrastructure may be also vulnerable to viruses or similar disruptive problems caused by its customers or third parties gaining access to the Company's processing system.

WE HAVE LIMITED PROTECTION OF PROPRIETARY TECHNOLOGY AND THERE IS A RISK OF THIRD PARTY CLAIMS. We regard some of our services as proprietary and rely primarily on a combination of patent, copyright, trademark and trade secret laws, employee and third party non-disclosure agreements, and other intellectual property protection methods to protect our services. Existing intellectual property laws afford only limited protection, and it may be possible for unauthorized third parties to copy our services and related products or to reverse engineer or obtain and use information that we regard as proprietary. There can be no assurance that our competitors will not independently develop services and related products that are substantially equivalent or superior to ours.

ITEM 2.      MANAGEMENT'S  DISCUSSION AND ANALYSIS OF FINANCIAL
             CONDITION AND RESULTS OF OPERATIONS

This Form 10-SB and the documents incorporated herein by reference contain forward-looking statements based on current expectation, estimates and projections about the Company's industry, management's beliefs and certain assumptions made by management. All statements, trends, analyses and other information contained in this report relative to trends in the Company's financial condition and liquidity, as well as other statements, including, but not limited to, words such as "anticipate," "believe," "plan," "intend," "expect," and other similar expressions constitute forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks and uncertainties that are difficult to predict. Accordingly, actual results may differ materially from those anticipated or expressed in such statements. Potential risks and uncertainties include, among others, those set forth below. (See "Special Risk Factors" above.) Particular attention should be paid to the cautionary statements involving the Company's limited operating history, the unpredictability of its future revenues, the unpredictable and evolving nature of its business model, the competitive online, multimedia CD industry and the risks associated with capacity constraints, systems development, management of growth and business expansion, as well as other risk factors.

1.       GENERAL

To date, we have funded our operations through equity financing and convertible debt financing and have had no lines of credit or other similar credit facility available to us. The Company's recent efforts to raise capital through equity financing have been successful, providing near-term operating capital. Additionally, we have successfully accomplished the initial stages of our fiscal 2000 operating plan with the hiring of Tom Ross to head our Entertainment Group in Los Angeles, California. Nevertheless, we continue to rely on our ability to raise money through equity financing to finance all of our business endeavors. The majority of funds have been allocated to the development of CDK-TM- products (including CDK-TM- 1.0, CDK-TM- 2.0, and Gameplayer 2.0) and our new E-commerce facility MixFactory.com-TM-.

Our history of operating losses continues to raise doubt about our ability to continue operations although success at recent financing efforts and a new licensing agreement with Asia Pioneer Limited has somewhat lessened that doubt. If we are unable to obtain significant additional financing or otherwise obtain working capital to fund our operations, we may be obliged to seek protection of the bankruptcy courts. Our independent certified public accountants have added an emphasis paragraph to their report on our consolidated financial statements as of June 30, 1999 and for the year ended June 30, 1999, and in the period October 1, 1997 (date of inception) to June 30, 1998, expressing substantial doubt about our ability to continue as a going concern. The reasons cited by them include the following:

                  -        continued losses
                  -        use of significant cash in operations
                  -        lack of sufficient funds to execute our business plan

During the period July 1, 1999 to September 30, 1999, the Company has raised a total of $310,000 from the following private placement of equity:

                --On August 9, 1999, the Company raised $155,000 from Y2G.com,
                  Inc. through the issuance of 216,000 shares of common stock. On September 8, 1999, the Company sold Y2G an additional 116,000 shares of common stock for $155,000.

During the period November 1, 1999 through November 22, 1999, the Company raised a total of $1,037,000 from the following placement of equity:

               -- On November 1, 1999, the Company raised $500,000 from Erno and
                  Rachel Bodek through the issuance of 1,000,000 shares of common stock, along with 30-month Warrants to purchase an additional 200,000 shares of common stock at $1.25 per share, and an option to purchase another 2,000,000 shares of common stock at $.50 per share which shall expire on December 31, 1999.

               -- On November 2, 1999, the Company raised $437,500 through the issuance of 1,250,000 shares of common stock to four investors (The Gross Foundation, Inc., Fox Distribution, Inc., Steven A. Horowitz, and Michael Sonnenberg) along with two-year warrants to such investors to purchase an additional 125,056 shares of common stock.

During fiscal 1999, the Company raised a total of $2.1 million from the following private placements of debt and equity:

                  - Between September 4, 1998 and January 21, 1999, the Company raised $600,000 through the issuance of $600,000 in 6% Subordinated Convertible Debentures and five-year warrants to purchase 60,000 shares of common stock at $3.00 per share.

                  - On February 2, 1999, the Company raised $1,500,000 through the issuance of $1,500,000 in 5.75% Subordinated Convertible Debentures and four-year warrants to purchase 100,000 shares of common stock at $1.75 per share.

During fiscal 1998, the Company raised a total of $224,986 from the following private placements of debt and equity:

                  - On May 21, 1998, the Company's predecessor, IPGI, issued 2,999,985 common shares as consideration for $224,986 as part of a private placement. The Company issued 7,300,363 common shares in connection with the acquisition of a combined 73.85% of the equity interests in CDKnet, LLC.

The proceeds from these issues have and will be used to (i) continue the ongoing operation of the Company, (ii) development of CDK-TM-, Gameplayer, and MixFactory.com-TM- product lines and (iii) to repay the Company's debt.

RESULTS OF OPERATIONS - JULY 1, 1999 TO SEPTEMBER 30, 1999

During the quarter ending September 30, 1999, the Company incurred a net loss of $1,176,879 on revenues of $23,663 compared to a net loss of $1,354,188 on revenues of $158,393 in the prior period ended September 30, 1998. Revenues declined $134,730 in the current period because the Company's focus shifted to the enhancement of its core technologies, such as the perfection of its MixFactory-TM- technology and CDK-TM- version 2.0 and Macintosh compatible CDK-TM- version 1.5, as well as the penetration of core markets. From July 1, 1999 to the present, the Company has expended approximately $108,000 on research and development.

RESULTS OF OPERATIONS - 1999 COMPARED TO THE PERIOD ENDED JUNE 30, 1998.

During the fiscal year ending June 30, 1999, the Company incurred a net loss of $6,147,600 on revenues of $474,344 compared to a net loss of $1,184,475 on revenues of $616,137 in the prior period ended June 30, 1998. Revenues resulted from sales of products from its CDKnet product line. Revenues declined from $616,137 in the prior period because the Company's financial condition restricted its ability to promote its products. Cost of revenues in fiscal 1999 were approximately $288,762 or 61% compared to $415,769 or 67% in the prior period. The Company believes this minor improvement is within normal variances and is not material.

The majority of the expenses incurred during the year ended June 30, 1999 were research and development expenses related to the continued new development and enhancement of the CDKnet product line, the creation of MixFactory.com-TM-, and making the E-commerce venue operate. Selling, general and administrative expenses increased from $1,580,478 in the prior period to $3,257,551 principally because the prior period was only eight months and because of material increases in payroll, consulting and professional fees related to expansion of the Company's business, research and development activities and operating as a public company.

Depreciation and amortization expenses increased from $133,776 in the prior period to $1,981,130 principally because of amortization of goodwill related to the purchase of certain minority interests of KME and various shareholders of KME as well as increases due to increases in fixed assets.

Other significant expenses incurred during this period arose in the form of the fair value charges for stock options and warrants granted principally for consulting and legal services of $450,870, including in selling, general and administrative expenses, and the discount on certain convertible debentures and other loans of $1,038,008.

At year end, cash amounted to $231,347 and current liabilities were $829,051. The Company does not have sufficient funds to finance operations for the next year. The Company expects to finance its operations through revenues from sales of its products and services and through private placements of equity and debt securities. If the Company is unable to raise additional financing, it may be unable to continue operations. (See "Item 1. Description of Business and Special Risk Factors" above.)

In March of 1999, the Company received approval by the United States Patent Office of a variety of claims made in its patent application for CDK-TM-technology. Subsequent to year ended June 30, 1999, a submission has been made to the United States Patent Office for reconsideration of the unapproved claims and filing publication and perfection of the Company's claims.

The Company is now actively marketing and beginning to sell CDKnet products and has launched the first of several MixFactory-TM- sites.

RESULTS OF OPERATIONS - OCTOBER 1, 1997 TO JUNE 30, 1998.

From October 1, 1997 (date of inception) to June 30, 1998, the Company incurred a net loss of $1,184,475 on revenues of $616,137 at year ended June 30, 1998, cash amounted to $469,267 and current liabilities totaled $443,355.

FACTORS AFFECTING FUTURE RESULTS.

The Company does not provide forward looking financial information. However, from time to time statements are made by employees that may contain forward looking information that involve risks and uncertainties. In particular, statements contained in this Form 10-SB that are not historically containing forward looking statements and are made under the Safe Harbor Corporate Private Sector Litigation Reform Act of 1995. The Company's actual result of operations and financial condition have varied and may in the future vary significantly from those stated in any forward looking statement. Factors that may cause such differences include without limitation the risk, uncertainties and other information discussed within this Form 10-SB, as well as the accuracy of the Company's internal estimate of revenue and operating expense levels.

The Company faces a number of risk factors which may create circumstances beyond the control of management and adversely impact the ability to achieve its business plan. The key risk factors are the Company's financial condition which is discussed in under "General" above as well as those set forth in "Item 1. Description of Business and Special Risk Factors" above.

YEAR 2000 COMPLIANCE

Many currently installed computer systems and software products are coded to accept only two digit entries in the date code field and cannot distinguish 21st Century dates from 20th Century dates. These date code fields will need to distinguish 21st Century dates from 20th Century dates to avoid system failures or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities. As a result, many companies' software and computer systems may need to be upgraded or replaced in order to comply with such "Year 2000" or "Y2K" requirements.

As of April 23, 1999, the Company completed the process of determining whether or not its products, its internal systems, computers and software, and the products and systems of its critical vendors and suppliers are Year 2000 compliant. The cost associated with this review has been minimal, primarily because the Company has utilized internal personnel to complete the review, and because the Company's systems are relatively new. System 1.0 was tested on Windows 95 operating system and it was found to be fully Y2K compliant. System
2.0 was specifically designed without date dependent code and will not be affected by Y2K. The CDK-TM- 2.0 product was tested and found to be Y2K compliant on September 15, 1999.

Given these results of its Year 2000 review, the Company believes that it might experience some disruptions in certain of its peripheral operating systems or with certain non-critical vendors but will otherwise be unaffected. The Company believes that sufficient redundancy exists in its systems and vendor relationships to minimize any substantial detrimental effects on the Company's operations and financial position.

Although the Company believes that its Year 2000 review has identified all material Year 2000 issues, there can be no absolute assurance that the Company identified and resolved all such issues. If the Company discovers Year 2000 problems in the future, it may not be able to develop, implement, or test remediation or contingency plans in a timely or cost-effective manner.

ITEM 3.     DESCRIPTION OF PROPERTY

The Company's manufacturing, research and development is conducted out of CDKnet's office located at 250 West 57th Street, New York, New York 10019. The New York City office consists of approximately 4,825 square feet, which is subleased from Kelly Music and Entertainment Corp. pursuant to a month-to-month arrangement that will expire on April 30, 2000. The annual lease rate is approximately $135,600. The Company offices may be contacted by telephone at 212-547-6050. All property is insured to industry standards.

ITEM 4.  SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
         MANAGEMENT

1.       SECURITY OWNERSHIP OF CERTAIN NON-MANAGEMENT
         BENEFICIAL OWNERS

The following are the Company's non-management, beneficial owners of more than 5 percent of the outstanding shares amount of its common stock as of November 12, 1999:


NAME AND ADDRESS OF                      AMOUNT AND NATURE          PERCENT OF
BENEFICIAL STOCKHOLDER                   OF BENEFICIAL OWN          CLASS (1)(2)
----------------------                   -----------------          ------------
Kelly Music & Entertainment Corp.            1,798,745                  10.6%
250 West 57th Street
New York, NY 10019

Alvin Pock                                     936,727                   5.5%
595 Stewart Avenue
Garden City, New York 11530

Gary Segal                                     913,251                   5.4%
6007 Ft. Hamilton Parkway
Brooklyn, New York 11219



NAME AND ADDRESS OF                             AMOUNT AND NATURE         PERCENT OF
BENEFICIAL STOCKHOLDER                          OF BENEFICIAL OWN         CLASS (1)(2)
----------------------                          -----------------         ------------
Michael Sonnenberg                                    990,735                5.8%
595 Stewart Avenue
Garden City, New York 11530

Casa di Cura Dr. Pederzoli Spa(4)                   1,153,896                6.8%
c/o George Sandhu
The International Investment Group
17 State Street, 18th Floor
New York, New York 10004

Erno and Rachel Bodek                               1,000,000                5.8%
c/o Victoria Sales Corporation
541 West 21st Street
New York, New York 10011

Beneficial Owners as a group (3)                    6,793,354               39.9 %


------------------------
Notes to table of non-management beneficial shareholders

(1) There were 17,006,157 shares of common stock outstanding as of November 12, 1999.
(2) Except as described in footnote (3) below, the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and these notes.
(3) As set forth in this table, there are seven individuals or entities who are not members of the Company's management each of whom individually owns 5% or more of the Company's common stock. In addition to these individuals, there is a large group of individuals who constitute beneficial owners of the Company's common stock pursuant to the terms of the Company's Stockholders Agreement dated May 7, 1998. Under the Stockholder's Agreement, its 35 signatories are required to vote as a class under certain circumstances. As a result, the signatories as a group may constitute beneficial owners of the Company's common stock although each individually owns less than 5% of the Company's common stock. The voting and certain other provisions of the Shareholders Agreement have been rescinded by 16 of the signatories to the Shareholders Agreement. The Company believes it is the position of the signatories to the Shareholders Agreement that they do not constitute a "group" as such term is defined under Rule 13(d)(3) promulgated under the Securities Exchange Act of 1934, as amended.
(4) Consists solely of shares which may be obtained upon the conversions of 1,500,000 Series A Preferred Stock after November 1, 1999. The Series A Preferred Shares may be converted into shares of common stock in accordance with a formula which permits the holders to convert the shares into common stock at a conversion price which is to be 75% of the average market price of the Company's common stock during the 5 day period ending 1 day prior to the date of conversion. The holders of the Series A Preferred Shares are also entitled to an additional number of common shares based upon the date a Registration Statement is filed, which permits them to sell the shares issuable upon the conversion.

2.  SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information with respect to the share ownership of the Company's common stock by its officers and directors, both individually and as a group, and by the record and/or beneficial owners of more than 5 percent of the outstanding amount of such stock as of November 12, 1999:


                SHARES OF COMMON STOCK OWNED BENEFICIALLY AND OF
                              RECORD BY MANAGEMENT


TITLE OF                                                                                    PERCENT OF
CLASS OF                   NAME AND ADDRESS                   AMOUNT AND NATURE             CLASS
STOCK                      OF BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP       OWNED(1)(2)
--------                   -------------------                ------------------------      -----------
Common                     Steven A. Horowitz                     2,908,952(3)                  17%
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Andrew J. Schenker                        73,367(4)                  *
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Anthony J. Bonomo                         50,000(5)                  *
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Shai Bar-Lavi                            750,000(6)                 4.4%
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Keith A. Fredericks                       10,000(7)                  *
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Michael W. Jolly                          10,000(7)                  *
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530



TITLE OF                                                                                    PERCENT OF
CLASS OF                   NAME AND ADDRESS                   AMOUNT AND NATURE             CLASS
STOCK                      OF BENEFICIAL OWNER                OF BENEFICIAL OWNERSHIP       OWNED(1)(2)
--------                   -------------------                 -----------------------      -----------
Common                     Russell A. Kern                           143,333(8)                 *
                           c/o CDKNET.COM, INC.
                           595 Stewart Avenue, Suite 710
                           Garden City, NY 11530

Common                     Tom Ross                                  150,000(9)                 *
                           1480 San Reno Drive
                           Pacific Palisades, CA 90272


All officers and directors                                         4,095,652(10)               24%
as a group (8 persons)


----------------------------
Notes to table of beneficial shareholders

*Denotes less than 1%

(1) There were 17,006,157 shares of common stock outstanding as of November 12, 1999.
(2) Except for the limitations set forth in the Shareholders Agreement dated May 7, 1998 (attached hereto as Exhibit 4.3), the persons named in the table have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them, subject to the information contained in this table and these notes.
(3) Mr. Horowitz also has options to purchase 750,000 shares of the Company's common stock under the Plan, and 28,571 two-year Warrants to purchase common stock. Mr. Horowitz is the Chairman of the Board of Directors, CEO, CFO and Secretary of the Company. The total includes 750,000 stock options granted under the Company's 1998 Equity Incentive Plan (the "Plan"). This figure does not include 150,000 warrants issued to Horowitz, Mencher, Klosoloski & Nestler P.C., a law firm controlled by Mr. Horowitz, in connection with a loan and loan extension. On November 16, 1999, Mr. Horowitz renounced, for no future consideration, 750,000 options (granted on August 1, 1999 and expiring on July 31, 2004) to purchase shares of the Company's common stock at $1.00 per share.
(4) Mr. Schenker also has options to purchase 50,000 shares of the Company's common stock under the Plan. Mr. Schenker is a director of the Company.
(5) Mr. Bonomo has options to purchase 50,000 shares of the Company's common stock under the Plan.
(6) Mr. Bar-Lavi has warrants to purchase 750,000 shares of the Company's common stock under the Plan.
(7) Mr. Fredericks and Mr. Jolly each have options to purchase 10,000 shares of the Company's common stock under the Plan.
(8) Mr. Kern has options to purchase 143,333 shares of the Company's common stock under the Plan.
(9) Mr. Ross has options to purchase $150,000 shares of the Company's common stock pursuant to his employment agreement.
(10) Includes all stock options (1,163,333 shares of common stock) and 1,528,571 Warrants owned by officers and directors.

3.    CHANGE IN CONTROL

There are no arrangements known to the Company the operation of which may result in a change of control of the Company.

ITEM 5.  DIRECTORS AND EXECUTIVE OFFICERS, PROMOTERS AND
         CONTROL PERSONS

1.    DIRECTORS AND EXECUTIVE OFFICERS

The following sets forth the directors and executive officers and key employees of the Company as of November 12, 1999, their respective ages, the year in which each was first elected or appointed a director, and any other office in the Company held by each director.


NAME OF DIRECTOR/                                                       DATE ELECTED
POSITION HELD                   AGE     POSITION HELD                   OR APPOINTED
-----------------               ---     -------------                   ------------

Steven Horowitz                 40      Director, Chairman,                May 1998
                                        CEO, CFO and Secretary

Shai Bar-Lavi                   40      President                          August 1999

Keith A. Fredericks             43      SR. Vice President of              October 1998
                                        Software Development and
                                        Chief Technical Officer

Michael W. Jolly                31      Executive Vice President,          October 1997
                                        Entertainment Group

Russell A. Kern                 32      Executive Vice President,          April 1998
                                        General Manager

Tom Ross                        51      President, Entertainment           August 1999
                                        Group

Andrew J. Schenker              39      Director                           May 1998

Anthony J. Bonomo               40      Director                           May 1998


2.    FAMILY RELATIONSHIPS

No family relationship exists between or among any of the directors, executive officers, and significant employees, as defined below, of the Company or any person contemplated to become such.

3.    BUSINESS EXPERIENCE

STEVEN A. HOROWITZ, ESQ. - Chairman, CEO, CFO and Secretary

Mr. Horowitz has served as Chairman of the Board of Directors, CEO, and Secretary of the Company since May 1998, has served as CFO since October 1999, and has served as the managing member of Creative Technology and CDKnet since October, 1998 and November, 1998, respectively. He is the founding shareholder of Horowitz, Mencher, & Nestler, P.C., a Garden City, New York-based law firm with offices in Huntington, New York and New York City. Mr. Horowitz holds a degree from Hofstra University School of Law and a Master of Business Administration degree in Accounting from Hofstra University School of Business. Mr. Horowitz is an Adjunct Professor of Law at Hofstra University School of Law. In 1986 and 1987, Mr. Horowitz was Director of Taxes for Symbol Technologies, Inc., a New York Stock Exchange corporation. Mr. Horowitz is a member of the American Bar Association and the New York State Bar Association.

ANTHONY J. BONOMO - Director

Mr. Bonomo has served as a director of the Company since June, 1998. He has, since 1986, served in various executive capacities at Administrators for the Professions, Inc., the Physicians' Reciprocal Insurers, one of the largest medical malpractice carriers in New York States, including Executive Vice President and COO from 1993 to 1995 and President from 1995 to the present. Mr. Bonomo is a member of the Bar of the State of New York and serves as a board member of several charitable associations and foundations.

ANDREW J. SCHENKER - Director

Mr. Schenker became a director of the Company in May, 1998. He is the Director of Finance for North America Sales and Services Division at Symbol Technologies, Inc. a manufacturer and world leader in bar-code based data transaction systems based in Holbrook, New York. Since November 1986 he has held several financial management positions at Symbol Technologies, Inc., most recently at the position described above. He is also the trustee for several trusts and a public foundation, as well as an Executive Committee member of the Smithtown School District Industry Advisory Board.

SHAI BAR-LAVI - President

Having joined CDKnet as its President in August 1999, Mr. Bar-Lavi is directing the CDKnet's business operations and development plans. Prior to joining CDKnet, Mr. Bar-Lavi served as Chief Operating Officer of the Hungarian Broadcasting Corporation, a publicly traded company. Mr. Bar-Lavi's experience with computers goes back to the early `80s where he ran Sagy Computer Services, a mainframe-based company providing payroll and accounting services.

KEITH A. FREDERICKS - SVP, Chief Technical Officer

Mr. Fredericks leads the project planning, project management, design, implementation and testing of all products. Mr. Fredericks joined the Company in 1998. Additionally, he works with the marketing team to shape the Company's long term business objectives and strategies. Prior to CDKnet, Mr. Fredericks served as CTO of Kelly Music and Entertainment where he led the development of CDK-TM-. Before this, Mr. Fredericks was a key member of the Networking and Communications group at Cray Research for 8 years.

MICHAEL W. JOLLY - EVP, Entertainment Group

Mr. Jolly is responsible for identifying and developing business opportunities and strategic partnering opportunities within the entertainment industry.

Prior to joining CDKnet, Mr. Jolly served as Vice President of Marketing, Secretary at Kelly Music and Entertainment Corp. (creator of CDK-TM-Technology), where he developed music and entertainment products and built a significant amount of music, movie and TV industry contact relationships. Before that, Mr. Jolly held positions in which he developed programing and packaging products in the network programming and in-flight entertainment markets as well as serving as a Financial Advisor where he provided financial, statistical and strategic planning to businesses. Mr. Jolly has a B.S. in Marketing from Hofstra University.

RUSSELL A. KERN - EVP, General Manager

Mr. Kern is responsible for overseeing the CDKnet's daily operations and identifying strategic alliance/business building opportunities. Further, Mr. Kern works with the Business Development team and the Technical team to ensure consistent branding is maintained through all communications and product offerings.

Prior to joining CDKnet, Mr. Kern served three years as Director of Strategic Planning at Poppe Tyson (now ModemMedia.PoppeTyson), developing successful Web initiatives for a range of clients including IBM and Minolta. He also served five years with BBDO Advertising planning for clients such as Visa USA, Pepsi-Cola and Campbell's. In addition, he has several years experience in direct-response marketing, developing DRTV, print and direct-mail programs. Mr. Kern has a B.S. in Marketing from the Wharton School at the University of Pennsylvania.

TOM ROSS - President, Entertainment Group

Mr. Ross, former partner of Creative Artists Agency (CAA), is responsible for identifying business opportunities within the entertainment, music and film industries and securing partnership agreements.

A founder, architect and chief of the music department at CAA, Mr. Ross worked with some of the most celebrated artists in music: Jefferson Airplane, Crosby, Stills & Nash, Tim McGraw, Eric Clapton, Bob Dylan, Madonna, Janet Jackson, Reba McEntire, Bette Midler and Fleetwood Mac, to name a few. Before he left CAA late last year, many considered him the top agent in the music business. In his 30-year career, he had the reputation of fighting on behalf of his clients' financial interests while enabling them to present their art without compromise.

4.    INVOLVEMENT IN CERTAIN LEGAL PROCEEDINGS.

None of the directors or executive officers of the Company have been involved in any legal proceedings during the past five (5) years that are material to an evaluation of their ability or integrity as a director or executive officer of the Company.


ITEM 6.  EXECUTIVE COMPENSATION

1.    EXECUTIVE OFFICER COMPENSATION

The following table sets forth all compensation paid by the Company as of fiscal year ended June 30, 1999, to all executive officers of the Company:

                           SUMMARY COMPENSATION TABLE


-----------------------------------------------------------------------------------------------------------------------------------
                                             ANNUAL COMPENSATION(9)                                 LONG-TERM COMPENSATION
                                      ---------------------------------------------------------------------------------------------
                                                                                              AWARDS                      PAYOUTS
                                                                                  -------------------------------------------------

                                                                                                 SECURITIES
                                                                        OTHER                      UNDER-
                                                                       ANNUAL       RESTRICTED     LYING                 ALL OTHER
         NAME AND                                                     COMPEN-          STOCK      OPTIONS/     LTIP       COMPEN-
     PRINCIPAL POSITION     YEAR           SALARY        BONUS          SATION      AWARD(S)        SARS      PAYOUTS      SATION
                                            ($)           ($)            ($)           ($)          (#)         ($)         ($)
            (a)             (b)             (c)           (d)            (e)           (f)          (g)         (h)         (i)

-----------------------------------------------------------------------------------------------------------------------------------
Steven A. Horowitz(1)       FY99            7,500           --

-----------------------------------------------------------------------------------------------------------------------------------
                            FY98           7,500            --
-----------------------------------------------------------------------------------------------------------------------------------
Robert Kelly(2)             FY99         95,192.38          --        39,600(7)

-----------------------------------------------------------------------------------------------------------------------------------
                            FY98         80,769.30          --        39,600(7)
-----------------------------------------------------------------------------------------------------------------------------------
Ronald Leong(3)             FY99        147,534.98          --         8,400(8)
-----------------------------------------------------------------------------------------------------------------------------------
                            FY98        75,000.00           --         8,400(8)
-----------------------------------------------------------------------------------------------------------------------------------
Michael W. Jolly(4)         FY99        69,615.38           --
-----------------------------------------------------------------------------------------------------------------------------------
                            FY98        54,250.00           --
-----------------------------------------------------------------------------------------------------------------------------------
Keith A. Fredericks(5)      FY99        57,499.91           --
-----------------------------------------------------------------------------------------------------------------------------------
                            FY98        27,885.00           --
-----------------------------------------------------------------------------------------------------------------------------------
Russell A. Kern(6)          FY99        79,999.92           --
-----------------------------------------------------------------------------------------------------------------------------------
                            FY98        12,923.06           --
-----------------------------------------------------------------------------------------------------------------------------------


--------------------------------------

(1)  Mr. Horowitz is Chairman, CEO, CFO, and Secretary of the Company.
(2) Mr. Kelly was formerly President of CDKnet, LLC with the Company. His tenure ended on March 1999.
(3) Mr. Leong as the former President of the Company whose services ended on May 31, 1999.
(4)  Mr. Jolly is Executive Vice President, Entertainment Group of the Company.
(5) Mr. Fredericks is Senior Vice President and Chief Technical Officer of the Company.
(6)  Mr. Kern is Executive Vice President, General Manager of the Company.
(7)  This figure represents compensation for an apartment for Mr. Kelly.
(8) This figure represents compensation for an automobile allowance for Mr. Leong. Mr. Leong left the Company in March 1999.
(9) In fiscal 2000, each of the named officers are to receive salary compensation as follows:

         Steven A. Horowitz         $1,500 per week as a consultant
         Shai Bar-Lavi              $6,250 bi-monthly
         Michael W. Jolly           $3,541.67 bi-monthly

         Keith A. Fredericks        $4,791.67 bi-monthly
         Russell A. Kern            $3,333.33 bi-monthly
         Tom Ross                   $150,000 annually


                      OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               (INDIVIDUAL GRANTS)


-----------------------------------------------------------------------------------------------------------------------
                                                       PERCENT OF
                               NUMBER OF             TOTAL OPTIONS/
                                SECURITIES           SARS GRANTED
                               UNDERLYING            TO EMPLOYEES               EXERCISE OR
                            OPTIONS/SARS               IN FISCAL               BASE PRICE
       NAME                   GRANTED (#)                YEAR                     ($/SH)           EXPIRATION DATE
        (a)                       (b)                     (c)                      (d)                    (e)
-----------------------------------------------------------------------------------------------------------------------
Steven A. Horowitz                750,000                                         $  .60                 5/20/08
                         ----------------------------------------------------------------------------------------------
Michael W. Jolly                   10,000                                          $1.00                 4/18/04
                         ----------------------------------------------------------------------------------------------
Russell A. Kern                    10,000                                          $1.00                 4/18/04
                         ----------------------------------------------------------------------------------------------
Ronald Leong                      175,000                                         $  .80                 4/19/01
                         ----------------------------------------------------------------------------------------------
Robert Kelly                         0                                                0                      --
-----------------------------------------------------------------------------------------------------------------------


         AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FY-END
                                OPTION/SAR VALUES


-----------------------------------------------------------------------------------------------------------
                                                                   NUMBER OF
                                                                   SECURITIES             VALUE OF
                                                                   UNDERLYING            UNEXERCISED
                              SHARES                              UNEXERCISED          IN-THE-MONEY
                             ACQUIRED                            OPTIONS/SARS           OPTIONS/SARS
                                 ON               VALUE          AT FY-END (#)         AT FY-END ($)
                             EXERCISE           REALIZED          EXERCISABLE/          EXERCISABLE/
    NAME                        (#)                ($)           UNEXERCISABLE         UNEXERCISABLE
     (a)                        (b)                (c)                  (d)                  (e)
-----------------------------------------------------------------------------------------------------------
Steven A. Horowitz                0                 0             750,000/0               $300,000/0
                         ----------------------------------------------------------------------------------
Michael W. Jolly                  0                 0               10,000/0                      0
                         ----------------------------------------------------------------------------------
Russell A. Kern                   0                 0               10,000/0                      0
                         ----------------------------------------------------------------------------------
Ronald Leong                      0                 0                     0               $  35,000/0
-----------------------------------------------------------------------------------------------------------


2.    COMPENSATION OF DIRECTORS

None of the Company's directors were compensated in fiscal year 1999 for their services.


ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

1.    TRANSACTIONS WITH MANAGEMENT AND OTHERS; CERTAIN
      BUSINESS RELATIONSHIPS; PROMOTERS

     - On November 2, 1999, the Company sold 285,714 shares of common stock for $100,000 to Steven A. Horowitz (Chairman, CEO, CFO, and Secretary of the Company) along with two-year warrants to purchase 28,571 shares of common stock.

     - On November 16, 1999, Steven A. Horowitz renounced (for no future consideration) 750,000 options (granted on August 1, 1999 and expiring on July 31, 2004) with an exercise price of $1.00 per share) to purchase the Company's common stock.

     - During the year ended June 30, 1999 and the period October 1, 1997 to June 30, 1998, legal services of $168,393 and $201,039, respectively, were provided by a firm (the "Firm") in which the Company's Chairman, CEO, CFO, Secretary and principal stockholder is the managing partner. Further, the Firm provided office space and accounting services for which no fees were paid.

     - In fiscal 1999, the Company entered into a $150,000 demand loan with the Firm at an interest rate of 11% and issued 150,000 stock warrants at $.66 exercisable through October 1, 2003. The detachable warrants with a fair value of $42,000 were accounted for as additional interest cost with a credit to paid-in capital. At June 30, 1999, the outstanding loan balance is $60,000.

     - On May 15, 1998, the Company granted 150,000 stock options with an exercise price of $.60 to a partner in the aforesaid mentioned Firm for legal services rendered. The fair value of such services was $63,000.

     - During fiscal 1999, certain stockholders of the Company provided loans to the Company aggregating $200,000. In connection with the loans, the Company granted 200,000 stock warrants with an exercise price of $.66, exercisable through October 1, 2003. The detachable warrants with fair value of $42,057 was accounted for as additional interest cost with a corresponding credit to paid-in capital. The loans were partially repaid and the outstanding balances were satisfied through the exercise of stock warrants.

     - During the year ended June 30, 1999 and the period October 1, 1997 to June 30, 1998, CDKnet provided noninterest-bearing advances to KME of $29,033 and $848,541, respectively. Such advances plus the secured notes from KME of $712,000 (see Notes to Financials 2(a) and (d)) were extinguished as follows: (1) $600,000 was deemed consideration in the purchase of KME's interest in CDKnet, (2) $800,000 was accounted for as repurchase by CDKnet of a portion of KME's ownership interest in CDKnet, and (3) the remaining amounts of $29,033 in 1999 and $160,307 in 1998 were deemed uncollectible and recorded as uncollectible advances.

     - In June 1999, the Company entered into a Finder's Agreement (attached hereto as Exhibit 10.13) with CDKnet's president, Shai Bar-Lavi, effective as of August 1, 1999, and a third party whereby the Company issued 100,000 warrants at an exercise price of $1.00 to the third party upon execution of the agreement and future fees for identifying financing, purchase or venture transactions, as defined. During the year ended June 30, 1999, the Company recorded an expense of $100,000 representing the fair value of the warrants issued.

     - In fiscal 1999, Steven A. Horowitz, a Director and Officer of the Company, loaned the Company an aggregate of $121,018, at no interest, all of which has been repaid.

     - During the period from March 27, 1998 to March 5, 1999, the Firm advanced various sums to the Company, at no interest, totaling an aggregate of $227,000, all of which has been repaid.

     - During fiscal 1999, Steven A. Horowitz deposited the sum of $145,000 with Fleet Bank to collateralize a Fleet Bank loan to the Company. The Company used the loan proceeds to finance the purchase of manufacturing equipment from Bandai America Incorporated.

2.    INDEBTEDNESS OF MANAGEMENT

No member of management of the Company is or has been indebted to the Company in an amount in excess of $60,000. No director or executive officer is personally liable for repayment of amounts advanced any financing received by the Company.

ITEM 8.    DESCRIPTION OF THE COMPANY'S SECURITIES

1.    GENERAL

The Company is authorized to issue 40,000,000 shares of common stock of $0.0001 par value, per share and 5,000,000 authorized shares of preferred stock. Each share of common stock of the Company, when fully paid for, will be validly issued and outstanding, is entitled to one vote on all matters to be voted on by shareholders, is entitled to equal dividends when and as declared by the board of directors from funds legally available therefor, and is entitled to a pro rata share of the Company's net assets in the event of dissolution, liquidation or winding up of the Company.

The Company's Series A Preferred Stock has voting rights and ranks as follows with respect to dividend rights and rights upon liquidation, winding up and dissolution: (a) senior to any other series of Preferred Stock (except as established by the Board of Directors), (b) on parity with any other series of Preferred Stock established by the Board of Directors, and (c) prior to any other equity securities of the Company, including the Company's common stock.

2.    DIVIDEND POLICY

To date, the Company has not paid a cash dividend and is currently contractually restricted from doing so.

3.    REPORTS TO SHAREHOLDERS

The Company intends to furnish its shareholders with annual reports of its operations, containing financial statements. The Company will also file annual and quarterly reports as required by the Securities Exchange Act of 1934, as amended.

4.    TRANSFER AGENT

The Company's transfer agent is Interwest Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, UT 84117, (801) 272-9294.

PART II

ITEM 1.  MARKET PRICE OF AND DIVIDENDS ON THE COMPANY'S
         COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

1.    MARKET INFORMATION

On October 7, 1999, the Company's common stock was delisted from the OTCBB and now trades on the so called "Pink Sheets" under the symbol "CDKX" until its registration statement has completed the SEC's review process. As of November 12, 1999, the Company had 17,006,157 shares of common stock outstanding; of this amount, 3,601,824 of such shares are nonrestricted; 13,404,333 of such shares are restricted. As of November 12, 1999, the number of holders of record of the common stock, $0.0001 par value, of the Company was 81.

The following table sets forth the range of high and low sales prices for the stock for each full quarterly period within the two most recent fiscal years and any subsequent interim period covered by the financials. The sales represent prices between dealers, do not include retail markup, mark down or other fees or commissions, and do not necessarily represent actual transactions.


CALENDAR QUARTER                     BID PRICES
    ENDED                   LOW                                        HIGH
------------------------------------------------------------------------------------------
September 30, 1999         .968                                        1.843

June 30, 1999              .937                                        3.125

March 31, 1999             .906                                        2.625

December 31, 1998          .500                                        1.843

September 30, 1998         .500                                        3.625


2.    DIVIDEND POLICY

To date, the Company has not paid a cash dividend and is currently contractually restricted from doing so.

ITEM 2.  LEGAL PROCEEDINGS

There is no litigation currently pending and the Company is not aware of any disputes that may lead to litigation. There is, however, a disputed invoice with OMNET Technology Corp., a supplier of CDs, for the amount of $67,323.78. The Company and OMNET Technology Corp. are currently reviewing the matter.

ITEM 3.  CHANGES IN AND  DISAGREEMENTS  WITH  ACCOUNTANTS ON
         ACCOUNTING AND FINANCIAL  DISCLOSURE

There exists no disagreement between the Company and its accountants on any matter of accounting principles or practice or financial statement disclosure. The Company recently changed audit firms because its prior auditors were not qualified to practice before the SEC.

ITEM 4.    RECENT SALES OF UNREGISTERED  SECURITIES

As of November 12, 1999, there are issued and outstanding 17,006,157 shares of common stock which were issued or sold in reliance upon the exemptions from registration provided by Regulation D Securities Act and/or Section 4(2) of the Securities Act as follows:

     - During the period July 1, 1999 to present, the Company issued 3,047,000 shares of common stock for cash or services of $415,000, 250,000 options and 325,056 warrants to purchase common stock in private placements, as follows:

          - 30,000 shares to Cabaret Software, Inc. on August 10, 1999, and 10,000 shares on September 18, 1999 for services valued at $30,000;

          - 216,000 shares to Y2G.Com, Inc. for $155,000. On September 8, 1999, the Company sold Y2G an additional 116,000 shares of common stock for $155,000.
          - 150,000 shares to Lawrence Adams Ltd. through the exercise of cashless options on September 14, 1999;
          - 40,000 shares to Michael Sonnenberg through the exercise of cashless options on September 14, 1999;
          - 110,000 shares to Steven Wildstein through the exercise of cashless options on September 14, 1999;
          - 75,000 shares to Lawrence Adams Ltd. for services valued at $75,000 on September 14, 1999;
          - 50,000 shares to Energenic, LLC for services valued at $50,000 on October 29, 1999, in addition to an agreement to issue 50,000 shares of common stock to Energenic upon the completion of certain milestones pursuant to the Software Agreement between the Company and Energenic and the issuance of an additional 50,000 one-year options exercisable at $1.00 per share for the purchase of shares of common stock upon the completion of the project as set forth in the Software Agreement;
          - 1,000,000 shares to Erno and Rachel Bodek for $500,000 from Erno and Rachel Bodek through the issuance of 1,000,000 shares of common stock, along with 30-month Warrants to purchase an additional 200,000 shares of common stock at $1.25 per share, and an option to purchase another 2,000,000 shares of common stock at $.50 per share which shall expire on December 31, 1999.
          - 285,714 shares to Steven A. Horowitz for $100,000 on November 2, 1999 along with 28,571 two-year Warrants to purchase common stock for $.75 per share;
          - 107,143 shares Fox Distribution, Inc. for $37,500 on November 2, 1999 along with 10,714 two-year Warrants to purchase common stock for $.75 per share;
          - 142,857 shares Michael Sonnenberg for $50,000 on November 2, 1999 along with 14,285 two-year Warrants to purchase common stock for $.75 per share;
          - 714,286 shares The Gross Foundation for $250,000 on November 2, 1999 along with 71,486 two-year Warrants to purchase common stock for $.75 per share.

     - During the period from July 1, 1998 to June 30, 1999, the Company issued 3,205,000 common shares, 600,000 Convertible Class A Debentures, 1,500,000 Convertible Class B Debentures for cash of $2,100,000, net of issuance costs of $248,150, and 1,553,498 Warrants to purchase common shares during the year ended June 30, 1999 for cash proceeds of $2,100,000, net of issues costs of $212,581, where 100,000 common shares and 100,000 Warrants were issued to Bandai Holdings USA for the purchase of equipment used in the Company's
          MixFactory.com-TM- E-Commerce facility, 1,883,635 common shares were issued
                                      -32-
          to Kelly Music and Entertainment, Inc. for the purchase of its 26.15% interest in CDKnet thereby securing for the Company 100% of the equity interests of CDKnet.

     - During the period October 1, 1997 (date of inception) to June 30, 1998, the Company's predecessor, IPGI, issued 2,999,985 common shares $224,986 as part of a private placement. The Company issued 7,300,363 common shares in connection with the acquisition of 73.85% of the equity interests in CDKnet.

ITEM 5.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

Delaware law sets forth the powers of the Company to indemnify officers, directors, employees and agents. The Articles of Incorporation for the Company provide as follows:

         "A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law, (iii) under Section 174 of the Delaware General corporation law, or (iv) for any transaction from which the director derived any improper personal benefit. If the Delaware General Corporation Law is amended after the date of incorporation of the Corporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation law as so amended.

         Any repeal or modification of the foregoing paragraph by the stockholders of the Corporation shall no adversely affect any right or protection of a director of the Corporation existing at the time of such repeal or modification.

         The Corporation shall, to the fullest extent permitted by Section 145 (or any other provision) of the Delaware general corporation Law, as the same may be amended and supplemented, or by any successor thereto, indemnify any and all officers and directors of the corporation form and against any and all of the expenses, liabilities or other mattes referred to in or converted by said Section. Such right to indemnification provided for herein shall not be deemed exclusive of any other rights to which those seeking indemnification may be entitled under any By-law, agreement, vote of stockholders or disinterested directors or otherwise."

Except to the extent herein above set forth, there is no charter provision, bylaw, contract, arrangement or statute pursuant to which any director or officer of the Company is indemnified in any manner against any liability which he may incur in his capacity as such. The Company does not maintain director and officer liability policy to fund the Company's obligations as stated herein above.

PART F/S
--------

FINANCIAL STATEMENTS AND SUPPLEMENTAL DATA

The financial statements of the Company can be found on pages 38-64 herein.

PART III
--------


ITEM 1.  INDEX TO EXHIBITS

EXHIBIT                                                                                          PAGE
-------                                                                                          ----
3.1*              Articles of Incorporation of the Registrant.

3.2*              Amendment to the Articles of Incorporation.

3.3 *             By-Laws of the Registrant.

3.4*              Certificate of Merger of the Registrant.

3.5*              Amendment to the Articles of Incorporation.

3.6*              Designation of Series A Preferred Stock.

4.1 *             Specimen of common stock certificate.

4.2* Technology Horizons Corp. Stockholders Agreement dated May 7, 1998.

10.1*             Technology Horizons Corp. 1998 Equity Incentive Plan.

10.2*             Convertible Subordinated Debenture Due February 1, 2009.

10.2.1            Amendment No. 1 to Convertible Subordinated Debenture Due February 1, 2009.

10.3*             Registration Rights Agreement between Technology Horizons Corp. and Kelly Music
                  & Entertainment Corp. dated September 4, 1998.

10.4*             Assignment Agreement between Kelly Music & Entertainment Corp. and Technology
                  Horizons Corp. dated September 4, 1998.

10.5*             Amendment to Registration Rights Agreement between Technology Horizons Corp.
                  and Alvin Pock dated October 15, 1998.

10.6*             Amendment to Registration Rights Agreement between Technology Horizons Corp.
                  and Robert L. Kelly dated October 15, 1998.

10.7*             Registration Rights Agreement between Technology Horizons Corp. and Robert L.
                  Kelly dated June 3, 1998.


10.8*             Registration Rights Agreement between Technology Horizons Corp. and Alvin Pock dated June 3, 1998.

10.9*             Assignment Agreement between Robert L. Kelly and Technology Horizons Corp.
                  dated June 3, 1998.

10.10*            Assignment Agreement between Alvin Pock and Technology Horizons Corp. dated
                  June 3, 1998.

10.11*            Assignment Agreement between Kelly Music & Entertainment Corp. and CDKnet,
                  LLC,  dated June 3, 1998.

10.12*            Employment Agreement, dated August 1, 1999, by and between CDKnet, LLC and
                  Shai Bar-Lavi.

10.13*            Finder's Agreement between the Registrant and Shai Bar-Lavi and Frederick Smithline
                  dated June 1, 1999.

10.14             Employment Agreement, dated August 1, 1999, by and between CDKnet, LLC and
                  Tom Ross.

21*               Subsidiaries of the Registrant


* Incorporated by reference from the Registrant's Registration Statement filed on Form 10-SB on October 7, 1999.

                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this Amendment No. 2 to its registration statement on Form 10-SB to be signed on its behalf by the undersigned, thereunto duly authorized, on this 23rd day of November, 1999.


                                    CDKNET.COM, INC.
                                    A Delaware corporation


                                    By:       /s/ Steven A. Horowitz
                                          --------------------------------------
                                    Name:  Steven A. Horowitz
                                           Chairman, Chief Executive Officer,
                                           Chief Financial Officer and Secretary

                                 C O N T E N T S


                                                                                                                   Page
                                                                                                                   ----


Report of Independent Certified Public Accountants                                                                  39


Financial Statements

      Consolidated Balance Sheets at September 30, 1999 and June 30, 1999                                           40

      Consolidated Statements of Operations for the three months ended September
         30, 1999 and 1998, year ended June 30, 1999 and period
         October 1, 1997 (date of inception) to June 30, 1998                                                       41

      Consolidated Statement of Stockholders' Equity for the period October 1,
         1997 (date of inception) to June 30, 1998, year ended
         June 30, 1999 and three months ended September 30, 1999                                                  42 - 43

      Consolidated Statements of Cash Flows for the three months ended September
         30, 1999 and 1998, year ended June 30, 1999
         and period October 1, 1997 (date of inception) to June 30, 1998                                          44 - 45

      Notes to Consolidated Financial Statements                                                                  46 - 64

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



Board of Directors and Stockholders
     CDKNET.COM, INC.


We have audited the accompanying consolidated balance sheet of CDKNET.COM, INC. and Subsidiaries (the "Company") as of June 30, 1999, and the related consolidated statements of operations, stockholders' equity and cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. As discussed in Note 11, the Company's consolidated statements of operations, stockholders' equity and cash flows for the period October 1, 1997 (date of inception) to June 30, 1998 were reaudited and restated.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CDKNET.COM, INC. and Subsidiaries as of June 30, 1999, and the consolidated results of their operations and their consolidated cash flows for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, in conformity with generally accepted accounting principles.

As shown in the consolidated financial statements, since inception the Company has sustained significant losses and used substantial amounts of cash in operations. The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The uncertainty as to the Company's ability to raise additional financing and sustain profitable operations, as discussed in Note 1 to the consolidated financial statements, raises substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from this uncertainty.



/s/ Grant Thornton LLP
----------------------
Grant Thornton LLP


Melville, New York
September 21, 1999, except for Note 12(c) and (d), as to which the date is October 5, 1999

                        CDKNET.COM, INC. and Subsidiaries

                           CONSOLIDATED BALANCE SHEET



                                                                                      SEPTEMBER 30,            June 30,
                                     ASSETS                                               1999                   1999
                                                                                    --------------         ----------
                                                                                       (UNAUDITED)

CURRENT ASSETS
    Cash                                                                           $       20,513          $     231,347
    Accounts receivable                                                                    23,662                 19,000
    Due from officer                                                                                              11,600
    Prepaid expenses and other current assets                                               4,940                  9,907
                                                                                   --------------         --------------

         Total current assets                                                              49,115                271,854

FURNITURE AND EQUIPMENT - at cost,
    less accumulated depreciation and amortization of $184,550 and
    $152,286 at September 30, 1999 and June 30, 1999, respectively                        467,148                489,053

COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED,
    less accumulated amortization of $1,829,816 and $1,472,753
    at September 30, 1999 and June 30, 1999, respectively                               5,311,441              5,668,504

INTANGIBLE ASSETS, less accumulated amortization of $521,077 and
    $452,467 at September 30, 1999 and June 30, 1999, respectively                        851,126                919,736

OTHER ASSETS
    Deferred financing costs, less accumulated amortization of $62,760
    and $37,400 at September 30, 1999 and June 30, 1999, respectively                     185,390                210,750
                                                                                     ------------           ------------

                                                                                     $  6,864,220           $  7,559,897
                                                                                      ===========            ===========

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
    Accounts payable                                                               $       74,500            $   220,778
    Accrued expenses and other current liabilities                                        410,796                415,334
    Due to related party                                                                  118,900                125,000
    Due to officer                                                                         50,000
    Current portion of long-term debt and capitalized lease obligations                    65,388                 67,939
                                                                                    -------------            -----------

          Total current liabilities                                                       719,584                829,051

LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS,
    net of current portion                                                                191,457                205,416

SUBORDINATED CONVERTIBLE DEBENTURES                                                     1,673,985              1,671,000

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY
    Preferred stock - par value $.0001 per share; authorized
       5,000,000 shares; none issued                                                     -                      -
    Common stock - par value $.0001, per share; authorized,
       40,000,000 shares; 14,810,979 and 14,046,906 shares issued and
       outstanding at September 30, 1999 and June 30, 1999                                  1,481                  1,405
    Additional paid-in capital                                                         12,786,667             12,185,100
    Accumulated deficit                                                                (8,508,954)            (7,332,075)
                                                                                      -----------           ------------

                                                                                        4,279,194              4,854,430
                                                                                      -----------           ------------

                                                                                     $  6,864,220           $  7,559,897
                                                                                      ===========            ===========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                                         CDKNET.COM, INC. and Subsidiaries

                                       CONSOLIDATED STATEMENTS OF OPERATIONS




                                                                                                                        Period
                                                                                                                    October 1, 1997
                                                                                                                       (date of
                                                                                                                     inception) to
                                                                                                    Year ended         June 30,
                                                               THREE MONTHS ENDED SEPTEMBER 30,      June 30,            1998,
                                                                    1999             1998              1999           as restated

                                                             ---------------(unaudited)---------    ----------      ---------------

Net revenues                                                 $      23,663     $    158,393      $    474,344      $     616,137
Cost of revenues                                                    14,958           95,816           288,762            415,769
                                                             -------------     ------------       -----------       ------------

         Gross profit                                                8,705           62,577           185,582            200,368

Selling, general and administrative expenses                       675,033          784,734         3,257,551          1,580,478
Depreciation and amortization                                      483,297          529,585         1,981,130            133,776
                                                              ------------      -----------        ----------        -----------

         Loss from operations                                   (1,149,625)      (1,251,742)       (5,053,099)        (1,513,886)

Other expense (income)
    Interest expense (income), including interest relating
    to beneficial conversion and debt discount of $2,985,
    $102,629 and $1,038,008 at September 30, 1999,
    September 30, 1998 and June 30, 1999, respectively, net         27,254          102,446         1,094,501               (461)
    Minority interest in loss of subsidiary                                                                             (328,950)
                                                             ---------------  -----------------  ----------------    -----------



         NET LOSS                                              $(1,176,879)     $(1,354,188)      $(6,147,600)       $(1,184,475)
                                                                ==========       ==========        ==========         ==========

Basic and diluted earnings (loss) per share                         $(.08)            $(.11)            $(.46)
                                                                     ====              ====              ====


Weighted-average shares outstanding -
    basic and diluted                                           14,274,175       11,880,424        13,282,176
                                                                ==========       ==========        ==========












THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

          Period October 1, 1997 (date of inception) to June 30, 1998, year ended June 30, 1999
                    and three months ended September 30, 1999





                                                                                              Additional
                                                         Common Stock            Member         Paid-in    Accumulated

                                                    -----------------------
                                                       Shares       Amount       Capital        Capital       Deficit
                                                    -----------  ----------   -----------    -----------   ------------
Balance, October 1, 1997

Issuance of membership interest in Creative
   Technology, LLC                                                            $ 1,735,000
Common stock issued for exchange of member
   capital of Creative Technology, LLC               6,000,000     $   600    (1,735,000)   $ 1,734,400
Common stock issued in merger with
   International Pizza Group, Inc.                   3,999,985         400                      222,788
Common stock issued for purchase of
   minority interests                                1,300,363         130                    3,146,571
Compensation related to stock option plan                                                       147,000
Net loss, as restated                                                                                      $(1,184,475)
                                                    -----------  ----------   -----------    -----------   ------------

Balance, June 30, 1998                              11,300,348       1,130             -      5,250,759     (1,184,475)

Common stock and stock warrants issued for
   purchase of fixed assets                             75,000           8                      143,742
Common stock issued for purchase of minority
   interests                                         1,883,635         188                    4,505,934
Debt discount                                                                                 1,142,008
Conversion of subordinated debentures                  476,358          48                      324,952
Common stock and stock warrants issued for
   financing costs                                      16,667           2                       50,898
Exercise of stock options                              116,084          12                       69,988
Compensation related to stock option plan                                                       201,000
Common stock and stock warrants issued for
   services                                            175,000          17                      395,698
Common stock issued in lieu of cash interest             3,814                                    9,121
Stock warrants issued for termination agreement                                                  91,000
Net loss                                                                                                    (6,147,600)
                                                    -----------  ----------   -----------    -----------   ------------

Balance, June 30, 1999 (carried forward)            14,046,906       1,405        -           12,185,100    (7,332,075)






                                                          Total
                                                      Stockholders'


                                                         Equity
                                                     ---------------
Balance, October 1, 1997

Issuance of membership interest in Creative
   Technology, LLC                                   $ 1,735,000
Common stock issued for exchange of member
   capital of Creative Technology, LLC
Common stock issued in merger with
   International Pizza Group, Inc.                       223,188
Common stock issued for purchase of
   minority interests                                  3,146,701
Compensation related to stock option plan                147,000
Net loss, as restated                                 (1,184,475)
                                                     ---------------

Balance, June 30, 1998                                 4,067,414

Common stock and stock warrants issued for
   purchase of fixed assets                              143,750
Common stock issued for purchase of minority
   interests                                           4,506,122
Debt discount                                          1,142,008
Conversion of subordinated debentures                    325,000
Common stock and stock warrants issued for
   financing costs                                        50,900
Exercise of stock options                                 70,000
Compensation related to stock option plan                201,000
Common stock and stock warrants issued for
   services                                              395,715
Common stock issued in lieu of cash interest               9,121
Stock warrants issued for termination agreement           91,000
Net loss                                              (6,147,600)
                                                     ---------------

Balance, June 30, 1999 (carried forward)               4,854,430

                        CDKNET.COM, INC. and Subsidiaries

          Period October 1, 1997 (date of inception) to June 30, 1998, year ended June 30, 1999
                   and three months ended September 30, 1999







                                                                                              Additional
                                                         Common Stock            Member         Paid-in    Accumulated
                                                    -----------------------
                                                       Shares       Amount       Capital        Capital       Deficit
                                                    -----------    --------   ----------    ------------   ------------

Balance, June 30, 1999 (brought forward)            14,046,906      $1,405    $  -          $12,185,100    $(7,332,075)

Issuance of common stock                               332,000          33                      309,967
Exercise of stock options                              317,073          31                       11,737
Compensation related to stock option plan                                                       111,875
Common stock and stock warrants issued for
   services                                            115,000          12                      167,988
Net loss                                                                                                    (1,176,879)
                                                   ------------------------   ----------------------------- ----------


Balance, September 30, 1999 (unaudited)             14,810,979      $1,481    $ -           $12,786,667    $(8,508,954)
                                                    ==========       =====     ======        ==========     ==========




                                                    Total
                                                Stockholders'

                                                   Equity
                                               ----------------

Balance, June 30, 1999 (brought forward)       $ 4,854,430

Issuance of common stock                           310,000
Exercise of stock options                           11,768
Compensation related to stock option plan          111,875
Common stock and stock warrants issued for
   services                                        168,000
Net loss                                        (1,176,879)
                                                ----------


Balance, September 30, 1999 (unaudited)        $ 4,279,194
                                                ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THIS STATEMENT.

                        CDKNET.COM, INC. and Subsidiaries

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                                        Period
                                                                                                                    October 1, 1997
                                                                                                                       (date of
                                                                                                                     inception) to
                                                                                                    Year ended         June 30,
                                                              THREE MONTHS ENDED SEPTEMBER 30,       June 30,            1998,
                                                            -----------------------------------
                                                                   1999              1998              1999           as restated
                                                            ---------------     ---------------    -------------     --------------
                                                            ---------------(unaudited)---------
Cash flows from operating activities
   Net loss                                                   $(1,176,879)      $(1,354,188)       $(6,147,600)      $(1,184,475)
   Adjustments to reconcile net loss to net
     cash used in operating activities
       Depreciation and amortization                              483,297           529,585          1,981,130           133,776
       Amortization of debt discount                                2,985           102,629          1,038,008
       Uncollectible advances                                                                           29,033           160,307
       Compensation related to stock option plan                  111,875                              201,000           147,000
       Common stock and stock warrants issued for services        168,000           117,150            395,715
       Common stock issued in lieu of cash interest                                                      9,121
       Stock warrants issued for termination agreement                                                  91,000
       Minority interest in loss of consolidated                                                                        (328,950)
       subsidiary
       Changes in assets and liabilities
         (Increase) decrease in accounts receivable                (4,662)           35,852             86,744          (105,744)
         (Increase) decrease in inventory                                                                3,883            (3,883)
         (Increase) decrease in due from officer                   61,600                              (11,600)
         (Increase) decrease in prepaid expenses and other
           Current assets                                           4,967            15,772             16,187           (26,094)
         (Decrease) increase in accounts payable                 (146,278)         (128,148)            42,020           171,258
         (Decrease) increase in accrued expenses and other
           Current liabilities                                     (4,538)         (167,416)            76,328           344,696
                                                            -------------       -----------      -------------       -----------

                                                                  677,246           505,424          3,958,569           492,366
                                                              -----------       -----------         ----------       -----------

         Net cash used in operating activities                   (499,633)         (848,764)        (2,189,031)         (692,109)
                                                              -----------       -----------         ----------       -----------

Cash flows from investing activities
   Purchase of furniture and equipment                            (10,359)           (8,068)          (212,407)          (43,832)
   Advances to related party                                                                           (29,033)         (848,541)
                                                            ----------------  -----------------   ------------       -----------


         Net cash used in investing activities                    (10,359)            (8,068)         (241,440)         (892,373)
                                                            -------------     --------------       -----------       -----------

Cash flows from financing activities
   Proceeds from notes payable                                                      250,000            791,938            93,750
   Repayment of notes payable                                      (6,100)                            (491,465)
   Proceeds from subordinated convertible debentures                                300,000          2,100,000
   Deferred financing costs                                                                           (197,250)
   Principal payments on long-term debt and capitalized
     lease obligations                                            (16,510)                             (10,672)
   Proceeds from issuance of common stock                         310,000                                              1,959,999
   Proceeds from exercise of stock warrants                        11,768
                                                             ------------     -----------------  ----------------


         Net cash provided by financing activities                299,158           550,000          2,192,551         2,053,749
                                                              -----------     -------------         ----------        ----------

         NET (DECREASE) INCREASE IN CASH                         (210,834)         (306,832)          (237,920)          469,267
                                                              -----------     -------------        -----------        ----------

Cash at beginning of period                                       231,347           469,267            469,267           -
                                                              -----------     -------------        -----------     -------

Cash at end of period                                       $      20,513     $      162,435      $    231,347       $   469,267
                                                             ============      =============       ===========        ==========

                        CDKNET.COM, INC. and Subsidiaries


                                                                                                                        Period
                                                                                                                    October 1, 1997
                                                                                                                       (date of
                                                                                                                     inception) to
                                                                                                    Year ended         June 30,
                                                              THREE MONTHS ENDED SEPTEMBER 30,       June 30,            1998,
                                                            ----------------------------------
                                                                   1999              1998              1999           as restated
                                                            ---------------   ----------------    --------------    ----------------
Supplemental disclosures of cash flow information:
    Cash paid during the period for
       Interest                                             $        4,040    $       1,083       $     36,055                 -
       Income taxes                                             -                 -                  -                         -
Noncash investing and financing transactions:
    Fixed asset acquisitions financed through capitalized
    lease obligations                                                                                  113,553
    Common stock and stock warrants issued for purchase
      of fixed assets                                                                                  143,750
    Common stock issued for purchase of minority interest                         4,506,122          4,506,122        $3,146,701
    Debt discount                                                                   130,318          1,142,008
    Issuance of stock upon conversion of subordinated
      debentures                                                                     10,000            325,000
    Common stock and stock warrants issued for financing
      costs                                                                                             50,900
    Exercise of stock options for debt extinguishment                                                   70,000
    Purchase of business, net of cash acquired                                                                         1,500,000
    Contribution of notes for ownership interest                                                                         805,516
    Exchange of ownership interest for outstanding debt
      advances                                                                                                          (800,000)





















THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS.

                        CDKNET.COM, INC. and Subsidiaries

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

     CDKNET.COM, INC. and Subsidiaries, formerly named Technology Horizons, Inc. (collectively the "Company"), is a New York-based Internet company that provides products to its worldwide customers utilizing its internally developed multimedia technology, CDKTM. The technology provides for the enhanced integration of audio, video and Internet connectivity on a standard compact disc ("CD").

     The Company's consolidated financial statements include the accounts of CDKNET.COM, INC. ("CDK") and its wholly-owned subsidiaries, Creative Technology, LLC ("Creative"), a limited liability company, and CDKnet, LLC ("CDKnet"), a limited liability company. CDKnet became a wholly-owned subsidiary after a series of acquisitions completed through July 1998.

     Creative was formed October 1, 1997 with cash capital contributions of $1,735,000. On November 11, 1997, Creative, Kelly Music & Entertainment, Inc. ("KME"), and certain stockholders of KME formed CDKnet, which is the operating entity. Creative acquired a 40% capital interest and voting control in CDKnet for $1,500,000. On May 21, 1998, CDK, which was formed to be the corporate owner of Creative, and the members of Creative exchanged their ownership interest for 6 million shares of CDK's common stock.

     The Company has incurred net losses of $6,147,600 and $1,184,475 during the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, respectively. Since June 30, 1999, the Company has had limited revenues. For the year ended June 30, 1999, and the period October 1, 1997 (date of inception) to June 30, 1998, net cash used in operating activities was $2,189,031 and $692,109, respectively. Through June 30, 1999, the Company's cash requirements were primarily financed though the sale of subordinated convertible debentures and common stock aggregating approximately $4,060,000. The Company does not maintain a credit facility with any financial institution. The Company continues to incur expenses with respect to new product development. As a result of the continued losses, the use of significant cash in operations and the lack of sufficient funds to execute its business plan, among other matters, there is substantial doubt about the Company's ability to continue as a going concern. No adjustments have been made with respect to the consolidated financial statements to record the results of the ultimate outcome of this uncertainty.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 1 (CONTINUED)

     Management's plans to remain a going concern require additional financing until such time as sufficient cash flows are generated from operations. Financings are anticipated to be in the form of additional debt and equity; however, there can be no assurances that the Company will be able to obtain sufficient financing to execute its business model, which is still in an evolving stage. However, management believes that it will be able to secure sufficient funding for operations at least for the next twelve months. Further, management believes that operating expenses could be reduced to fundable levels, if necessary. Subsequent to June 30, 1999, the Company focused primarily on new product development and implemented a marketing plan, including the hiring of marketing and sales personnel. Further, the Company will need to build its brand name, provide scalable, reliable and cost-effective services, continue to grow its infrastructure to accommodate customers and increased use of its products and services, expand its channels of distribution, and retain and motivate qualified personnel.

     Subsequent to June 30, 1999, the Company issued 332,000 shares of common stock and received net proceeds of $310,000 (see Note 12 (e)). Further, the Company's CEO and other parties have committed to invest $200,000 (see Note 13(b)).

     In addition to the above equity financing, the Company also anticipates the need to raise additional funds through public or private debt or equity financing in order to take advantage of unanticipated opportunities, including more rapid expansion or acquisitions of complementary businesses or technologies, or to develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to take advantage of unanticipated opportunities, develop new or enhanced services and related products, or otherwise respond to unanticipated competitive pressures and the Company's business, operating results and financial condition could be materially adversely affected.


NOTE 2 - MERGERS AND ACQUISITIONS

     a. On November 11, 1997, CDKnet acquired certain assets of KME in exchange for issuing to KME a 40% ownership interest in CDKnet valued at $1,500,000. The assets acquired, including fixed assets and intellectual property, represented the principal business of KME. No liabilities were assumed in

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



     NOTE 2 (CONTINUED)

         connection with this acquisition. In addition, key employees of KME became employees of CDKnet. CDKnet accounted for the acquisition as a purchase. Creative, which controlled CDKnet under the terms of the operating agreement, accounted for the results of operations from the date of acquisition. The fair values of the intangible assets acquired are being amortized on a straight-line basis over five years.

         On the above date, certain principals of KME contributed certain collateralized notes of KME aggregating $712,000 (see Note 2(d)) in exchange for an equivalent dollar ownership interests in CDKnet. As substantially all of the assets of KME consisted of membership interests in CDKnet, the notes were recorded as a reduction of the equity of CDKnet. Such notes were later used to redeem a portion of the membership interest of these individuals.

     b. On May 21, 1998, International Pizza Group, Inc. ("IPGI"), a nonoperating public company with net assets (principally cash) of approximately $225,000, acquired 100% of the outstanding common stock of CDK (the "Acquisition") and changed its name to CDK. The Acquisition resulted in the owners and management of CDK having effective control of the combined entity. Under generally accepted accounting principles, the Acquisition is considered to be a capital transaction in substance, rather than a business combination. That is, the Acquisition is equivalent to the issuance of stock by CDK for the net monetary assets of IPGI, accompanied by a recapitalization, and accounted for as a change in capital structure. Accordingly, the accounting for the Acquisition is identical to that resulting from a reverse acquisition, except that no goodwill is recorded. Under reverse acquisition accounting, the post-reverse-acquisition comparative historical financial statements of the "legal acquirer," IPGI, are those of the "accounting acquiree," CDK. Accordingly, the financial statements of CDK for the period from October 1, 1997 (date of inception) to June 30, 1998 are the historical financial statements of CDK for the same period.

                        CDKNET.COM, INC. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 2 (CONTINUED)

     c. On June 3, 1998, the Company acquired the minority interests of two members of CDKnet for $3,146,701. The consideration was paid through the issuance of 1,300,363 shares of common stock. As a result of the acquisition, the sellers held a reduced percentage ownership interest in the Company. The Company accounted for the acquisition as a purchase. The excess of the consideration over the estimated fair value of the net assets acquired in the amount of $2,670,135 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

     d. On July 8, 1998, the Company entered into an agreement, subsequently amended (the "Agreement"), based on terms previously agreed upon with KME, to acquire the remaining minority interest for $5,171,122. The consideration was (1) the retirement of $600,000 of notes (2) issuance of 1,883,635 shares of the Company's common stock and (3) a cash payment of $65,000. The amendment provided for the waiver of previously agreed upon registration rights on common stock in excess of 250,000 shares, terminated any and all demand registration rights with certain stockholders of KME and released the Company from any and all claims, liabilities, demands and causes of action known or unknown which KME could assert in the future, as defined.

         The Company accounted for the acquisition as a purchase. The excess consideration over the estimated fair value of the net assets acquired of $4,471,122 has been recorded as cost in excess of fair value of net assets acquired and is being amortized on a straight-line basis over five years.

         The following (unaudited) pro forma information has been prepared assuming that the acquisition of KME and the minority interests had occurred as of October 1, 1997, after giving effect to certain adjustments, including amortization of goodwill. The (unaudited) pro forma information is presented for informational purposes only and is not necessarily indicative of what would have occurred if the transactions had been made as of October 1, 1997.


                Net revenues                                       $    616,137
                Net loss                                             (3,117,078)

                        CDKNET.COM, INC. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     The following is a summary of the Company's significant accounting policies:

     REVENUE RECOGNITION

     The Company recognizes revenue on the date the product is shipped to the customer.

     During the year ended June 30, 1999, two customers accounted for approximately 51% and 16% of net revenues, respectively. For the period October 1, 1997 (date of inception) to June 30, 1998, one customer accounted for approximately 95% of the Company's net revenues.

     RESEARCH AND DEVELOPMENT COSTS

     Research and development costs include expenses incurred by the Company to develop new products and enhance the Company's existing products. Research and development costs are expensed as incurred. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, such costs aggregated approximately $211,000 and $132,000, respectively.

     INCOME TAXES

     CDK files separate Federal, state and city corporate income tax returns. Creative and CDKnet file separate Federal, state and city (where applicable) partnership income tax returns. Earnings or losses from these limited liability companies pass through directly to CDK.

     The Company follows the asset and liability method of accounting for income taxes by applying statutory tax rates in effect at the balance sheet date to differences among the book and tax bases of asset and liabilities. The resulting deferred tax liabilities or assets are adjusted to reflect changes in tax laws or rates by means of charges or credits to income tax expense. A valuation allowance is recognized to the extent a portion or all of a deferred tax asset may not be realizable.

     USE OF ESTIMATES

     The Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that the Company uses.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 3 (CONTINUED)

     EARNINGS (LOSS) PER COMMON SHARE

     Basic loss per share is computed using the weighted average number of shares of common stock outstanding during the period. Diluted loss per share is computed using the weighted average number of shares of common stock, adjusted for the dilutive effect of potential common shares issued or issuable pursuant to stock options and stock warrants. Loss per share has not been shown for the period October 1, 1997 (date of inception) to June 30, 1998, as the Company operated as a limited liability company/partnership for substantially the entire period. All potential common shares have been excluded from the computation of diluted loss per share as their effect would be antidilutive and, accordingly, there is no reconciliation of basic and diluted loss per share for each of the periods presented. Potential common shares that were excluded from the computation of diluted loss per share consisted of stock options and stock warrants outstanding, aggregating 2,824,914 and 1,200,000 as of June 30, 1999 and June 30, 1998, respectively (see Note 8).

     FAIR VALUE OF FINANCIAL INSTRUMENTS

     Due to the substantial doubt as to the Company's ability to continue as a going concern, it is not practicable to estimate the fair value of the Company's financial liabilities. Information concerning their terms is contained in Notes 5 and 6.

     FURNITURE AND EQUIPMENT

     Furniture and equipment are recorded at cost. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. When items of furniture or equipment are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gain or loss is included in the results of operations. Furniture and equipment are depreciated using the straight-line method over their estimated useful lives, which range from three to seven years. Leasehold improvements are amortized over the term of the related lease or the useful life of the improvements, whichever is shorter.

     COST IN EXCESS OF FAIR VALUE OF NET ASSETS ACQUIRED

     The cost in excess of fair value of net assets acquired ("goodwill") is being amortized on a straight-line basis over five years.

                        CDKNET.COM, INC. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 3 (CONTINUED)

     INTANGIBLE ASSETS

     Intangible assets, principally intellectual property acquired in connection with an acquisition, are being amortized over the estimated useful life of five years.

     On an ongoing basis, management reviews the valuation and amortization of goodwill and intangible assets to determine the possible impairment by considering current operating results and comparing the carrying value to the anticipated undiscounted cash flows of the related assets.

     DEFERRED FINANCING COSTS

     The costs associated with completed financings are being amortized ratably over the term of the financing.


NOTE 4 - FURNITURE AND EQUIPMENT

     Furniture and equipment consist of the following at June 30, 1999:


                     Furniture                                                    $    5,295
                     Equipment                                                       629,751
                     Leasehold improvements                                            6,293
                                                                                   ---------

                                                                                     641,339
                     Less accumulated depreciation and amortization                  152,286
                                                                                   ---------
                                                                                    $489,053
                                                                                   =========

     Depreciation expense for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 was $123,999 and $28,287, respectively.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 5 - LONG-TERM DEBT AND CAPITALIZED LEASE OBLIGATIONS

     TERM LOAN

     In June 1999, the Company entered into a term loan with a lender. Borrowings aggregating $175,000 under the agreement, which are collateralized by the equipment and $145,000 in cash collateral provided by the Company's CEO, are repayable in monthly installments of approximately $3,500 including interest at 7.86% through March 2004.

     CAPITALIZED LEASE OBLIGATIONS

     The Company leases certain equipment under leases accounted for as capital leases. The obligations require the Company to make monthly payments of approximately $3,000 through May 2002.

     The following is a summary of aggregate annual maturities of long-term debt and capitalized lease obligations as of June 30, 1999.

                     Year ending June 30,
                     2000                                                               $  83,418
                     2001                                                                  78,745
                     2002                                                                  75,719
                     2003                                                                  42,440
                     2004                                                                  31,826
                                                                                         --------
                                                                                          312,148
                     Less amounts representing interest                                    38,793
                                                                                         --------
                                                                                          273,355
                     Less current portion                                                  67,939
                                                                                         --------
                                                                                         $205,416
                                                                                         ========


     Interest paid for the year ended June 30, 1999 was approximately $2,500.


NOTE 6 - SUBORDINATED CONVERTIBLE DEBENTURES

     6.00% SUBORDINATED CONVERTIBLE DEBENTURES

     During the period September 4, 1998 through January 21, 1999, the Company issued $600,000 in 6% Subordinated Convertible Debentures due September 1, 2003 with detachable five-year warrants (the "Notes") to purchase 60,000 shares of common stock of the Company at an exercise price of $3.00 per share. The Notes are immediately convertible into common stock of the Company at an effective

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 6 (CONTINUED)

     conversion price of the lower of (i) 70% of the average current market price of the Company's common stock during the five days preceding the date of the original issuance, or (ii) 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Notes are converted. The agreement contains antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Notes at any time for 120% of the principal amount of the Notes plus accrued interest. The Notes are subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Notes in the aggregate amount of $238,000 resulting from the allocation of proceeds of $203,000 to a beneficial conversion feature and the fair value of the underlying warrants of $35,000. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Notes is being accreted to the face value of $600,000 using the interest method over the life of the Notes. The accretion in fiscal 1999 was $20,000.

     During the period from issuance to June 30, 1999, $325,000 in debentures plus accrued interest of $2,500 was converted into 480,172 shares of the Company's common stock.

     In connection with the sale of the Notes, the Company incurred fees of $60,000 and issued five-year warrants to purchase 30,000 shares of the Company's common stock at $3.00 per share. The Company computed the approximate fair value of the warrants issued to be $19,650 using the Black-Scholes method.

     5.75% SUBORDINATED CONVERTIBLE DEBENTURE

     On February 2, 1999, the Company issued a $1,500,000, 5.75% Subordinated Convertible Debenture due February 1, 2009 with detachable four-year warrants (the "Debenture") to purchase 100,000 shares of common stock of the Company at an exercise price of $1.75 per share. The Debenture is immediately convertible into common stock of the Company at an effective conversion price of the lower of (i) $1.30, or, (ii) subsequent to November 1, 1999, 75% of the average current market price during the five-day trading period ending one trading day preceding the date the Debenture is converted (limited to a minimum conversion price of $.60 through July 1, 2000). The agreement contains

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 6 (CONTINUED)

     antidilution provisions whereby the conversion price is subject to (downward) adjustment in certain circumstances. The Company may redeem the Debenture at any time for 150% of the principal amount of the Debenture plus accrued interest. In addition, the Company, at its option, may convert the Debenture into shares of 5.75% Convertible Preferred Stock having the same rights as the Debenture. The Debenture is subordinated to the claims and rights of all Senior Debt, as defined by the underlying agreement. In addition, the agreement contains covenants limiting the Company's ability to pay dividends, incur new debt, enter into certain transactions and reacquire common or preferred stock of the Company. If an event of default occurs beyond a stated cure period the notes shall become payable at the option of the holder. An event of default includes, among others, the Company having its common stock suspended from an exchange or over-the-counter market (see Note 12(d)).

     In connection with the agreement, the Company recorded a discount on the Debenture in the aggregate amount of $756,000, resulting from the allocation of proceeds of $663,000 to a beneficial conversion feature and the fair value of the underlying warrants of $93,000. Due to the immediate conversion rights under the agreement, the discount attributed to the beneficial conversion feature was expensed on the date of issuance. The carrying value of the Debenture is being accreted to the fair value of $1,500,000 using the interest method over the life of the Debenture. The accretion in fiscal 1999 was $4,000.

     In connection with the sale of the Debenture, the Company incurred fees of $135,000 and issued 16,667 shares of the Company's common stock having a market value of $31,250.

     Under terms of a registration rights agreement, the Company was required to have an effective registration statement for the shares issuable upon conversion of the Debentures by July 25, 1999 or incur daily penalties, as stated. Effective July 26, 1999, the Company is incurring such penalties payable monthly with the issuance of common stock.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)

NOTE 7 - INCOME TAXES

     Temporary differences which give rise to deferred taxes are summarized as follows:


                                                         1999           1998
                                                     -----------    -----------
Deferred tax assets
    Net operating loss and other carryforwards       $ 1,510,000    $   377,000
                                                     -----------    -----------

Net deferred tax assets before valuation allowance     1,510,000        377,000
Less valuation allowance                              (1,510,000)      (377,000)
                                                     -----------    -----------

    Net deferred tax asset                           $      --      $      --
                                                     ===========    ===========


     The Company has recorded a full valuation allowance to reflect the estimated amount of deferred tax assets which may not be realized.

     The Company's effective income tax rate differs from the statutory Federal income tax rate as a result of the following:


                                                      1999           1998
                                                  -----------    ------------
Tax benefit at statutory rate                     $(2,090,000)   $  (403,000)
Nondeductible expense/nontaxable (income) - net     1,203,000         73,000
State benefit, net of Federal tax effect             (246,000)       (47,000)
Valuation allowance on net operating loss           1,133,000        377,000
                                                  -----------    -----------

                                                  $        --    $       --
                                                  ============   ===========


     The provision for Federal income taxes has been determined on the basis of a consolidated tax return. At June 30, 1999, the Company had a net operating loss carryforward for Federal income tax reporting purposes amounting to approximately $3,975,000, expiring from 2018 through 2019. The Internal Revenue Code of 1986, as amended, limits the amount of taxable income the Company may offset with net operating loss carryforwards in any single year. No Federal taxes were paid in the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998.

NOTE 8 - STOCKHOLDERS' EQUITY

     On February 2, 1999, the Company's Board of Directors amended the certificate of incorporation, increasing the number of authorized shares from 20 million to 45 million, of which 5 million are preferred shares.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)

NOTE 8 (CONTINUED)

     WARRANTS

     Warrant activity for the year ended June 30, 1999 is summarized as follows:


                                                                WEIGHTED-
                                                                 AVERAGE
                                                                EXERCISE
                                                     SHARES      PRICE
                                                   ----------   ---------
       Outstanding at the beginning of the year         --       --
           Issued                                  1,328,498    $   .96
           Exercised                                (116,084)   $   .66
                                                   ----------   ---------

       Outstanding at the end of the year          1,212,414    $   .99
                                                   ----------   ---------
                                                   ----------   ---------

       Warrants exercisable at year-end            1,212,414    $   .99
                                                   ----------   ---------
                                                   ----------   ---------

       Weighted-average fair value of warrants
       granted during the year                                  $   .59


     Information, at date of issuance, regarding stock warrant grants during the year ended June 30, 1999 is summarized as follows:


                                                     WEIGHTED-     WEIGHTED-
                                                     AVERAGE       AVERAGE
                                                     EXERCISE       FAIR
                                            SHARES     PRICE        VALUE
                                           --------  ---------    ----------
Exercise price exceeds market price         90,000   $   3.00      $   .66

Exercise price equals market price         418,498   $    .61      $   .35

Exercise price is less than market price   820,000   $    .91      $   .70


                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)


NOTE 8 (CONTINUED)

     The following table summarizes information about warrants outstanding and exercisable June 30, 1999:


                                                                    OUTSTANDING
                                                                  AND EXERCISABLE
                                                ----------------------------------------------------
                                                                       WEIGHTED-
                                                                        AVERAGE            WEIGHTED-
                                                                       REMAINING            AVERAGE
                                                  NUMBER                LIFE IN            EXERCISE
                                                OUTSTANDING              YEARS               PRICE
                                                ------------      ----------------         ---------
       Range of exercise prices
           $.60 to $.85                              877,414             3.69              $  .69
           $1.00 to $1.25                            145,000             4.33                1.03
           $1.75                                     100,000             4.58                1.75
           $3.00                                      90,000             4.17                3.00
                                                 -----------
                                                   1,212,414
                                                 -----------
                                                 -----------


     Certain warrant agreements contain a cashless exercise provision, whereby the warrants may be exercised solely by the surrender of the warrants, and without the payment of the exercise price in cash, for that number of warrant shares determined by dividing the difference of the market price of the shares of common stock issuable upon exercise of the warrants and the warrant exercise price by the market price of the common stock on the date of exercise.

     STOCK OPTION PLAN

     In 1998, the Company adopted the 1998 Equity Incentive Plan (the "Plan") for employees, officers, consultants and directors of the Company, pursuant to which the Company may grant incentive stock options, nonqualified stock options, stock appreciation rights, restricted stock or deferred stock. The Plan provides for each director to be granted (a) director stock options to acquire 20,000 shares of common stock upon the initial acceptance to serve as a member of the Board and (b) director options to acquire additional shares immediately following the date of each annual meeting of shareholders ranging from 10,000 shares in year one to 50,000 shares in year five and thereafter. The total number of shares of the Company's common stock available for distribution under the Plan is 3,000,000. The Plan is administered by the stock option committee of the board, whose members are appointed by the board

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)

NOTE 8 (CONTINUED)

     of directors, which has the authority to designate the number of shares to be covered by each award, the vesting schedule of such award and cashless exercise rights, among other terms. The option period during which an option may be exercised shall not exceed ten years from the date of grant and will be subject to such other terms and conditions of the Plan. In addition, the Plan contains certain acceleration provisions in the event of a "change in control," as defined by the underlying agreement. Unless the stock option committee provides otherwise, option awards terminate when a participant's employment or services end, except that a participant may exercise an option to the extent that it was exercisable on the date of termination for a period of time thereafter if the participant was involuntarily terminated without cause. The Plan will terminate automatically on June 30, 2008.

     Incentive stock option awards are granted at prices equal to or above the fair market value of the stock on the date of grant. Nonqualified stock option awards and director options are granted at prices equal to 80% and 85%, respectively, of the fair market value of the stock on the date of grant. As of June 30, 1999, 1,387,500 shares were available for granting of options under the Plan.

     The Company's stock option awards granted to employees, consultants and directors for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 are summarized as follows:


                                                                      1999                               1998
                                                         -----------------------------      ----------------------------
                                                                            WEIGHTED-                          WEIGHTED-
                                                                              AVERAGE                            AVERAGE
                                                                             EXERCISE                           EXERCISE
                                                           SHARES             PRICE            SHARES             PRICE
                                                         ----------         ----------       ---------         ---------

      Outstanding at beginning of year                    1,200,000            $.60                  -             -
          Awards granted                                    412,500            $.85          1,200,000            $.60
                                                         ----------                          ---------

      Outstanding at end of year                          1,612,500            $.67          1,200,000            $.60
                                                          =========                          =========

      Options exercisable at year-end                     1,612,500            $.67          1,200,000            $.60
                                                          =========                          =========

      Weighted-average fair value
           of options granted during
           the year                                                            $.57                               $.42


                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 8 (CONTINUED)

     The following information applies to options outstanding and exercisable at June 30, 1999:


                                              OUTSTANDING
                                            AND EXERCISABLE
                          ---------------------------------------------------
                                                WEIGHTED-
                                                 AVERAGE            WEIGHTED-
                                                REMAINING            AVERAGE
                            NUMBER               LIFE IN            EXERCISE
                          OUTSTANDING             YEARS               PRICE
                          -----------       ---------------         ---------
      $  .60                 1,350,000            8.94              $  .60
       $1.00                   262,500            4.42               $1.00
                            ----------

                             1,612,500
                            ==========


     At June 30, 1999, there were approximately 5,738,000 shares of common stock reserved for issuance pursuant to outstanding stock warrants, the stock option plan and subordinated convertible debentures.

     The Company accounts for stock-based compensation under the guidelines of APB Opinion No. 25 ("APB No. 25"), "Accounting for Stock Issued to Employees," as allowed by Statement of Financial Accounting Standards No. 123 ("SFAS No. 123"), "Accounting for Stock-Based Compensation." Accordingly, no compensation expense was recognized concerning stock options granted to key employees and to members of the board of directors, as such stock options were granted to board members in their capacity as directors. Compensation expense of $450,870 and $147,000 was recognized for the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, respectively, for stock warrants and stock options granted to consultants.

     During the year ended June 30, 1999, the Company issued 175,000 stock warrants to CDKnet's former president in connection with a termination and severance agreement. In addition to severance payments, the Company recorded an expense of $91,000, representing the fair value of the stock warrants with a credit to paid-in capital.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)

NOTE 8 (CONTINUED)

     If the Company had elected to recognize compensation expense based upon the fair value at the grant date for options granted to key employees and to members of the board of directors consistent with the "fair value" methodology prescribed by SFAS No. 123, the Company's net loss and net loss per share for the year ended June 30, 1999 and net loss for the period October 1, 1997 (date of inception) to June 30, 1998 would be reduced to the pro forma amounts indicated below:


                                                      1999           1998
                                                --------------   ------------
Net loss
    As reported                                 $  (6,147,600)   $(1,184,475)
    Pro forma                                      (6,183,225)    (1,541,475)

Net loss per common share - basic and diluted
    As reported                                 $        (.46)
    Pro forma                                            (.46)


     The fair value of each stock warrant or option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for: dividend yields of zero in 1999 and 1998; risk-free interest rates ranging from 4.30% to 5.40% in 1999 and 5.70% in 1998; expected terms of 1 to 5 years in 1999 and 5 years in 1998; and expected stock price volatility of 85% in 1999 and 1998.


NOTE 9 - RELATED PARTY TRANSACTIONS

a. During the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998, legal services of $168,393 and $201,039, respectively, were provided by a firm (the "Firm") in which the Company's CEO and principal stockholder is the managing partner. Further, the Firm provided office space and accounting services for which no fees were paid.

         In fiscal 1999, the Company entered into a $150,000 demand loan with the Firm at an interest rate of 11% and issued 150,000 stock warrants at $.66 exercisable through October 1, 2003. The detachable warrants with a fair value of $42,000 were accounted for as additional interest cost with a credit to paid-in capital. At June 30, 1999,the outstanding loan balance is $60,000.

         On May 15, 1998, the Company granted 150,000 stock options issued under the Plan (see Note 8) with an exercise price of $.60 to a partner in the aforementioned law firm for legal services rendered. The fair value of such services was $63,000.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)


NOTE 9 (CONTINUED)

     b. During fiscal 1999, certain stockholders of the Company provided loans to the Company aggregating $200,000. In connection with the loans, the Company granted 200,000 stock warrants with an exercise price of $.66, exercisable through October 1, 2003. The detachable warrants with fair value of $42,057 was accounted for as additional interest cost with a corresponding credit to paid-in capital. The loans were partially repaid and the outstanding balances were satisfied through the exercise of stock warrants.

     c. During the year ended June 30, 1999 and the period October 1, 1997(date of inception) to June 30, 1998, CDKnet provided noninterest-bearing advances to KME of $29,033 and $848,541, respectively. Such advances plus the notes from KME of $712,000 (see Note 2(a) and (d)) were extinguished as follows: 1) $600,000 was deemed consideration in the purchase of KME's interest in CDKnet, 2) $800,000 was accounted for as repurchase by CDKnet of a portion of KME's ownership interest in CDKnet and 3) the remaining amounts of $29,033 in 1999 and $160,307 in 1998 were deemed uncollectible and recorded as uncollectible advances.

     d. In June 1999, the Company entered into a finder's agreement with a consultant, who became CDKnet's president effective as of August 1, 1999, and a third party whereby the Company issued 100,000 stock warrants at an exercise price of $1.00 to the third party upon execution of the agreement and agreed to pay both parties future fees upon consummation of financing, purchase or venture transactions with entities introduced by them, as defined. During the year ended June 30, 1999, the Company recorded an expense of $100,000 representing the fair value of the stock warrants issued.


NOTE 10 - COMMITMENTS AND CONTINGENCIES

     A.  FACILITY AND EQUIPMENT

         The Company occupies its New York City office space under a month-to-month lease with KME. In addition, the Company is leasing telephone equipment on a month-to-month lease with KME. Rent expenses for the office space and equipment for the year ended June 30, 1999 and the period October 1, 1997 (date of inception) to June 30, 1998 were approximately $145,000 and $124,000, respectively.

     B.  LITIGATION MATTERS

         The Company is involved in claims and disputes which arise in the normal course of business. Management believes that the resolution of these matters will not have a material adverse effect of the Company's financial position or results of operations.

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

                        CDKNET.COM, INC. and Subsidiaries

             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

                                June 30, 1999 and
                         September 30, 1999 (unaudited)

NOTE 11 - RESTATEMENT

     The Company engaged Grant Thornton LLP to reaudit the consolidated financial statements as of June 30, 1998 and for the period October 1, 1997 (date of inception) to June 30, 1998. In connection with the reaudit, management restated such financial statements to record adjustments relating to, among others, the accounting for: stock warrants and options granted, merger and acquisition transactions, and minority interests. The effect of the adjustments increased the net loss, as previously reported from $707,527 to $1,184,475, as restated.


NOTE 12 - SUBSEQUENT EVENTS

     a. Subsequent to June 30, 1999, the Company issued an aggregate of 1,030,000 stock options to the Company's CEO and an employee at an exercise price of $1.00. The quoted market price of the Company's stock at the date of grant ranged from $1.00 - $1.50 (see Note 13(d)).

     b. Subsequent to June 30, 1999, CDKnet entered into a two-year employment agreement with its president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 750,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for six months of severance pay. All payments under the agreement are guaranteed by CDK.

         Subsequent to June 30, 1999, CDKnet entered into a two-year employment agreement with an executive vice president. The agreement provides for a minimum annual salary of $150,000 and the issuance of 1,000,000 stock options, expiring in five years, with an exercise price of $1.00 vesting over the term of the agreement or earlier if a change in control or CDKnet terminates the agreement without cause. The quoted market value of the Company's stock on the date of grant was $1.50. The agreement provides for severance payments, under certain conditions, for the unexpired term of the agreement. All payments under the agreement are guaranteed by CDK.

     c. On October 1, 1999, the Company gave notice to the holders of the 5.75% Subordinated Convertible Debentures (see Note 6) and exercised its right to call the outstanding Debentures in exchange for 5.75% Convertible Preferred Stock. Under the terms of the Debentures, the Convertible Preferred Stock shall have: (1) liquidation preferences equal to the principal amount of the Debenture, (2) a 5.75% cumulative annual dividend payable quarterly, (3) rights to convert into shares of Common Stock at the same conversion rate as the Debentures and (4) the same redemption rights at the option of the Company.

                        CDKNET.COM, INC. and Subsidiaries

                                June 30, 1999 and
                         September 30, 1999 (unaudited)



NOTE 12 (CONTINUED)

     d. On October 5, 1999, the Company obtained a sixty-day waiver from the holders of the 6% and 5.75% Subordinated Convertible Debentures to waive any event of default relating to the common stock of the Company being suspended from an exchange or over-the-counter market.

     e. During August and September 1999, the Company issued 332,000 shares of common stock to an unrelated investor and received net proceeds of $310,000. In connection with the transaction, the investor was given a 30-day option, which expired September 17, 1999, to purchase up to an additional 2,668,000 shares of common stock for approximately $3,410,000.


NOTE 13 - UNAUDITED INTERIM FINANCIAL INFORMATION

     a. In August 1999, stock options to purchase 400,000 shares of common stock were exercised, using cashless exercises pursuant to which 300,000 shares of common stock were issued.

     b. On November 1, 1999, pursuant to a securities purchase agreement, the Company issued 1,000,000 shares of common stock and received net proceeds of $500,000. Further, in connection with the agreement, the Company issued 200,000 stock warrants, expiring May 2002, with an exercise price of $1.25 per share and granted the purchasers the option to purchase an additional 2,000,000 shares of common stock for $.50 per share through December 31, 1999.

     c. On November 2, 1999, the Company issued 1,250,000 shares of common stock and received net proceeds of $437,500. In connection with the transaction, in which the Company's CEO and other shareholders fulfilled a commitment to invest $200,000 in the Company, the Company issued 125,056 stock warrants, expiring November 2, 2001, at an exercise price of $.75 per share. The warrants include provisions for cashless exercises and adjustments to the purchase price and the number of shares, as defined. Further, the Company and the purchasers executed a registration rights agreement which requires mandatory registration of the shares issued within a specified period.

     d. On November 16, 1999, the Company's CEO renounced 750,000 options granted on August 1, 1999 to purchase the Company's common stock for no future consideration (see Note 12(a)).

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